Ballard Power Systems Inc.
Notice of Annual Meeting,
Management Proxy Circular and
2006 Annual Report

TABLE OF CONTENTS

Page
I.	Letter from Ian Bourne, Chair of the Board	I-1
	Letter from John Sheridan, President & Chief Executive Officer	I-3
II.	Management Proxy Circular
	Notice of the 2007 Annual Meeting of Shareholders	II-1
	Proxy Statement for the 2007 Annual Meeting of Shareholders	II-2
	Matters to be Voted Upon	II-4
	Election of Directors	II-4
	Appointment of Auditors	II-18
	Amendment of Security Based Compensation Plans	II-18
III.	2006 Annual Report
	Management’s Discussion and Analysis	III-1
	Consolidated Financial Statements	III-18
	Corporate Information	III-53

     This circular contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Letter from Ian Bourne
Chair of the Board

Fellow Shareholders:

2006 was an important and successful year for Ballard. We completed the transformation of the company to one which will concentrate on fuel cell products. During the last three years, we have restructured our business agreements with Ford and DaimlerChrysler, disposed of fuel cell systems and electric drive operations in Germany and the United States and eliminated products which were not automotive-related or did not have the potential to be commercially successful in the next few years. We have reduced our cash burn and improved our financial capacity. These changes have allowed us to enter new markets, as we have done with our cogeneration, materials handling and backup power applications.

Most importantly, in February 2006 we appointed John Sheridan as our President and Chief Executive Officer. The Board went through an extensive search process and concluded that John was the best candidate to lead Ballard. Through his leadership we met or exceeded our key 2006 performance goals, created a renewed sense of confidence among customers, investors and employees and are now ready to embark on the next phase of building a successful fuel cell business. John’s letter to you describes the strategy, 2006 performance compared to our goals and our 2007 plans.

Over the past year we have further strengthened the processes in place to monitor operating performance. Management reports regularly on performance compared to expectations as well as updating us on progress made towards key goals. With these processes in place and working well, the Board can devote more time to do what boards of directors should do – consider and evaluate future risks and opportunities. Fuel cells generally, and Ballard in particular, are in the early stages of commercial development. Therefore our strategic decisions and allocation of resources must be based on a thorough understanding of technology, product reliability and costs, and the needs of our partners, customers and suppliers.

This past year, investments in alternative energy enjoyed greater market attention as climate change and high, volatile oil prices affected global economies. As leaders in fuel cell technology, we will be in the vanguard to take careful and deliberate steps to develop fuel cell markets. We will continue to advance fuel cell technology and capture as much market share as possible while ensuring we maintain financial resources and capacity to take advantage of the long term opportunities.

Each of our board members is well qualified to steward the Company. As a team we work collegially to bring out the best in each other for the benefit of the company. We are fortunate to have two representatives from each of our Alliance partners, DaimlerChrysler and Ford. They bring a wealth of automotive experience and also contribute to the non-automotive aspects of the business. The independent directors bring extensive business and professional experience to assess market opportunities and to support management. The Board ensures compliance matters are dealt with thoroughly and in a timely manner. We devote additional time to strategic issues, thereby taking advantage of the collective board experience. Within our annual Board agenda we devote time to learn about and discuss technology innovations, market developments, alternative energy progress and competitors. In an emerging business there are usually more questions than answers; our success will depend upon our ability to ask the right questions and critically evaluate the answers.

On behalf of the Board, I want to thank John for his exceptional leadership, congratulate the management and employees for their achievements in 2006 and assure you that we will do everything we can so Ballard can be successful.

“Ian A. Bourne”
IAN A. BOURNE
Chair of the Board of Directors
March 26, 2007

Letter from John Sheridan
President & Chief Executive Officer

Fellow shareholders:

At Ballard Power Systems, we are working to make fuel cells a commercial reality. We are committed, with our partners, to fully exploit the potential of this technology to develop leading fuel cell products which will position Ballard to become a sustainable and commercially successful company.

We have learned from past mistakes and “false starts” in the fuel cell sector. These learnings are reflected in our strategic direction, which is sharply focused on our core fuel cell stack business, with a dual emphasis on:

  developing leading market positions in our priority, nearer-term, non-automotive markets of materials handling, residential cogeneration and backup power; and

  strengthening our technology leadership position in the longer-term automotive fuel cell market.

In 2006, my first year as your CEO, I feel that Ballard has taken some key steps to solidify our strategic positioning consistent with this direction. In addition, our company made significant progress over the past year towards our commitment to build a strong execution capability.

2006: Doing What We Said We Would Do

In my Letter to Shareholders last year, I outlined clear goals for 2006, to demonstrate progress on:

  product and technology development;

  sales in nearer-term, non-automotive markets; and

  revenue growth and reduced operating cash consumption.

The Ballard team delivered on these goals.

Product and Technology Development

We developed the new Mark1020 ACS air-cooled fuel cell product for backup power applications. We delivered the next generation Mark1030 residential cogeneration fuel cell product for testing and integration in Japan. We also delivered prototypes of our next generation Mark1100 automotive fuel cell product to our Alliance partners, DaimlerChrysler and Ford. Also in our automotive technology development work, we made progress against the 2010 U.S. Department of Energy targets, meeting or exceeding the 2006 goals for cost, volumetric power density and freeze start. The 2006 target for durability was not met at year-end, but is expected to be achieved in the second quarter of 2007.

Non-Automotive Market Sales

We exceeded our sales goals in the non-automotive markets of materials handling and residential cogeneration as measured in fuel cell products shipped and orders booked. We shipped 147 Mark9 SSL™ fuel cell products for materials handling, and 315 Mark1030 fuel cell products for residential cogeneration, and ended the year with a significant backlog of orders.

Revenue Growth and Reduced Cash Burn

We grew our revenues by 15% to $62 million, in the upper half of our guidance range for 2006. We reduced our cash burn to $51.4 million, at the lower end of our guidance range for 2006. This represents an improvement of 38% from $83.3 million in 2005.

Consistent with the strategy to concentrate on our core fuel cell business, we announced the sale of our Dearborn-based electric drive operations in December last year. In addition to the strategic advantages, the transaction, which closed February 15, 2007, improves our ongoing operating cost structure by about $10 million a year.

2007: A Building Year

What can you expect in 2007? We will maintain the strategic direction we established in 2006. 2007 will be a building year, in terms of product development, manufacturing capability and our “go-to-market” positioning. Our progress in 2007 will position Ballard for accelerated revenue growth in the materials handling and backup power markets in 2008-2009, and in the Japanese residential cogeneration market in 2009-2010.

At year-end 2006, both Cellex Power and General Hydrogen, our lead customers, completed successful field trials with large end users, including Wal-Mart. These tests demonstrated productivity and reliability benefits of fuel cells over the incumbent lead acid battery technology. We are optimistic that these trials will lead to meaningful follow-on orders for Mark9 SSL™ fuel cells. We are also working with our lead customers to broaden the base of materials handling applications beyond forklifts to automated guided vehicles and ground support equipment.

Our efforts in the backup power market are in the early stages. In mid-March of this year, we established a lead customer relationship with Dantherm, a highly respected European supplier of power solutions for the telecommunications market. Working together, we intend to position fuel cell backup power systems, integrating our Mark1020 ACS fuel cell product, as a competitive alternative to current lead acid battery solutions.

In the Japanese residential cogeneration market, our lead customers, Tokyo Gas and Nippon Oil, will install additional units in the field in 2007 to further validate the efficiency and durability of our product. Our expectation is that the Japanese government will continue to support this developing market with subsidies, which will lead to increased shipments in 2008 and 2009, towards commercial market volumes in 2010.

Progressing Toward Financial Sustainability

In 2007, we anticipate revenues of $55 to $65 million. That translates into growth of up to 30% on a pro forma basis, excluding the impact of the electric drive operations sold in February.

Growing Revenue

We anticipate cash burn of between $40 and $50 million in 2007, a reduction of up to 20% from 2006. This estimated level for 2007 reflects the net impact of continuing improvements in our cost structure, offset by key incremental investments.

Reducing Cash Burn

Consistent with 2007 being a building year, we will invest in our technology and product development, as well as manufacturing capability and capacity, to ensure we are well positioned for growth in 2008 and beyond.

Key development priorities include the advancement of our automotive fuel cell product development and research programs with DaimlerChrysler and Ford and reduction of Mark1030 and Mark9 SSL™ product cost. We are also planning to establish assembly capability and capacity at our joint venture in Japan for our Mark1030 cogeneration product.

Building an Execution Culture

Our ability to execute successfully is critically dependent on the contribution and commitment of our employees. Each year, we recognize and celebrate the outstanding contributions by employees in the areas of technology leadership, product program execution, fiscal discipline, customer success and employee engagement with our “Awards of Excellence.” You can see the full list of our 2006 winners on Page I-8.

I’d like to highlight the winning teams from two categories this year who exemplified the drive and passion of Ballard employees to “deliver.”

Excellence in Product Program Execution: Ballard’s success depends on our customers’ success. Our customers expect us to meet milestones and deliverables on time – every time. In 2006, our manufacturing and product development teams showed they were up to this task when two unexpected challenges emerged.

First, our customers moved up the delivery of a new fuel cell product by six months. Second, the team had to redesign the fuel cell to meet changing performance requirements. The team worked long hours to resolve the design issue. They secured commitments from suppliers to ensure we had the right materials when we needed them. Thanks to their dedication and creativity, we met the new customer delivery schedule and the required performance metrics.

Excellence in Technology Leadership: Ballard’s Breakthrough Technology team achieved results that support our progress in two key cost reduction areas: lower platinum catalyst loading, and the identification of new component technologies required to meet commercial requirements in the automotive market.

The achievements of these two teams serve to illustrate the passion and dedication of the more than 500 Ballard employees who are working to change the way people think about energy and the environment. Not only are we committed to build a commercially successful company, we share a driving passion to develop and deliver fuel cell products for a more sustainable future.

Fuel Cells, Public Policy and the Environment

We believe that hydrogen fuel cells can play an important role in addressing environmental challenges. Organizations like the Union of Concerned Scientists view energy from hydrogen as one promising alternative energy source needed to address clean air and greenhouse gas emission challenges. The Canadian Council of Academies, in its recent report on the state of science and technology in Canada, ranked hydrogen and fuel cell technologies among the top five sectors that have the greatest emerging potential for Canada. Simon Fraser University, one of Canada’s leading educational institutions, will include hydrogen and fuel cells in its innovative Adaptation to Climate Change research program.

Ballard products are proving that fuel cell technology can make key contributions to solving energy and environmental challenges.

  Ballard technology powers fuel cell vehicle demonstration programs in more than 20 cities on four continents. These zero-emission vehicles have driven more than 3.9 million kilometres, and have served more than 6 million passengers.

  Our fuel cells help power a residential cogeneration program in Japan through which consumers are reducing their greenhouse gas emissions from hot water and electricity production by 30-40%.

  Fuel cells offer both the materials handling and backup power industries the opportunity to eliminate the use of lead acid batteries and diesel generators.

Governments in Asia, Europe and North America have recognized the potential of fuel cell technology and are supporting it through legislation and program funding. For example, Japanese government subsidies are a key driver in that country’s residential cogeneration market. European governments continue to provide funding to support fuel cell bus demonstration programs. In the United States, the federal government has allocated funding for hydrogen and fuel cell research and development, and has implemented a tax incentive for forklift operators who make the change to fuel cells from batteries. The State of California, which has set aggressive targets for the reduction of CO2 emissions, is funding the development of a “hydrogen highway.” Here in Canada, the Government of British Columbia has committed funding for a large fuel cell bus demonstration program and hydrogen fueling infrastructure. This type of government support is essential as our industry moves from research and development to product commercialization.

Power to Change the World

In closing, 2007 will be a building year for Ballard. We will continue to strengthen our technology, product development and manufacturing capabilities. We will strengthen our position in nearer-term, non-automotive markets while continuing to advance our longer-term, automotive fuel cell technology. By doing so, we are confident we can strengthen the Ballard brand to be the most trusted developer and supplier of fuel cell products.

I hope you will be able to join us for our annual shareholders’ meeting in Vancouver on May 16, 2007. And I look forward to reporting to you on our 2007 progress at this time next year.

On behalf of the entire Ballard team, thank you for your continued support.

“John Sheridan”
JOHN SHERIDAN
President & CEO
Ballard Power Systems

Ballard Employees’ Awards of Excellence Winners for 2006

I. Technology Leadership

Award Winner: Breakthrough Technologies Team

Kyoung Bai	Herwig Haas	Sabina Russell-Chisham
Julie Bellerive	Ping He	Alan Young
Radu Bradean	Shanna Knights
Emerson Gallagher	Scott McDermid

II. Product Program Execution

Award Winner: Production Team

Alexei Bobyrev	Tim Naylor	Andy Van Kuyk
Jane Calinisan	Virgilio Olidan	Kelly Whitehead
Derek Cheng	Fernando Perla	William Yoshihira
Sonia Cheung	Sarbjot Sidhu
David Howell	Cara Startek
Tobin Lock	Ben Tham

III. Customer Success

Award Winner: Materials Handling Market Development

Olaf Baginski	Stephanie Chan	Jennifer Lee
Neil Blackadar	Tony Cochrane	Cam Marshall
Shawn Blackburn	Rob Dunkley	Nicola Simon
Brendan Burns	Seungsoo Jung	Gary Schubak

IV. Fiscal Discipline

Award Winner: Meena Agarwal (Tax Planning)

V. Employee Engagement

Award Winner: Employee Polling Team

Paul Beattie	Donna Cross	Paul Kozak	Sabina Russell-Chisham	Alfred Wong
Nancy Beveridge	Chris DiLello	Evelyn Lai	Gary Schubak	Lance Woodring
Kate Boubnovskaia	Ian Eldergill	Jan Laishley	Mike Sexsmith	Peter Wunder
Ken Brar	Rob Esterer	Kelly Lee	Nicola Simon
Brendan Burns	Jeff Glandt	Steve Mallinson	Byron Somerville
Paul Cass	Stefan Hockley	Cam Marshall	Duarte Sousa
Tony Cochrane	Mukesh Judge	Maureen Molsberry	Dave Summers
Kevin Colbow	Sanjay Kaul	Mark Rigolo	Rajeev Vohra
Michelle Cormack	Jennifer Kay	Mike Rosenberg	Silvia Wessel

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2007 Annual Meeting (the “Meeting”) will be held at the Sheraton Vancouver Wall Centre Hotel, 1088 Burrard Street, Vancouver, British Columbia V6Z 2R9, on May 16, 2007 at 1:30 p.m. (Pacific Standard Time) for the following purposes:

1.	To receive the report of our directors;

2.	To receive our audited financial statements for the financial year ended December 31, 2006 and the report of our auditors thereon;

3.	To elect our directors for the ensuing year;

4.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

5.	To consider and, if thought advisable, approve amendments to our security based compensation plans;

6.	To consider any amendment to or variation of a matter identified in this Notice; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2006 Annual Report, containing our consolidated financial statements for the year ended December 31, 2006 and the report of our auditors thereon, and our 2006 Management’s Discussion and Analysis, are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, March 26, 2007.

BY ORDER OF THE BOARD

“Stephanie Chan”
STEPHANIE CHAN
General Counsel and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR	2
Defined Terms	2
VOTING	2
Solicitation of Proxies	2
How to Vote	2
Execution and Revocation of Proxies	3
Voting of Shares and Exercise of Discretion by Proxies	3
Voting Shares and Principal Shareholders	3
Matters to Be Voted Upon	4
Interest of Certain Persons or Companies in Matters to Be Acted Upon	4
ELECTION OF DIRECTORS	4
Directors to be appointed by DaimlerChrysler and Ford	10
BOARD AND COMMITTEES	13
Board Composition and Nomination Process	13
Roles and Responsibilities	13
Board Meetings	13
Committees of the Board	14
Audit Committee	14
Management Development, Nominating & Compensation Committee	15
Corporate Governance Committee	15
Corporate Governance	16
Minimum Share Ownership	16
Board and Directors Performance	16
Board Interlock and Participation on other Corporate Boards	17
Board Evaluation	17
Compliance in Canada and United States	17
Independence of the Board	17
Affiliated Entity	18
APPOINTMENT OF AUDITORS	18
AMENDMENT OF SECURITY BASED COMPENSATION PLANS	18
Share Option Plans	19
Other Security Based Compensation Plans	20
Share Distribution Plan	20
Deferred Share Units Plans	20
Restricted Share Unit Plan	21
Amendments	21
APPROVALS REQUIRED	23
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	23
COMPENSATION	23
Executive Compensation	23
Long-Term Compensation	25
Equity Compensation Plan Information	27
Report on Executive Compensation	27
Philosophy and Objectives	27
Annual Salary	28
Annual Incentives	28
Long-Term Incentives	29
Minimum Share Ownership Guidelines	30
Chief Executive Officer Compensation	30

Performance Graph	31
Employment Agreements	32
Named Executive Officers	32
Compensation of Directors	32
Security Ownership of Beneficial Owners and Management	34
Interest of Informed Persons in Material Transactions	34
Indebtedness of Directors and Executive Officers	35
ADDITIONAL INFORMATION	35
APPENDICES	36

MANAGEMENT PROXY CIRCULAR

dated as of March 26, 2007

DEFINED TERMS

     In this Management Proxy Circular:

“Ballard”, “Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“Beneficial Shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held by a bank, trust company, securities broker or other nominee on the Record Date.

“Board” means the board of directors of Ballard.

“DaimlerChrysler” means DaimlerChrysler AG.

“$” or “dollars” refer to Canadian currency unless specifically stated otherwise.

“Ford” means Ford Motor Company.

“Meeting” means the 2007 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the National Association of Securities Dealers Automated Quotation System.

“Record Date” means up to 5:00 p.m. Pacific Standard Time on March 26, 2007.

“Registered Shareholders” means registered holders of our Shares on the Record Date.

“Shares” means common shares without par value in the capital of Ballard.

“TSX” means the Toronto Stock Exchange.

VOTING

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, May 16, 2007, at 1:30 p.m. Pacific Standard Time in Vancouver, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 20, 2007.

HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

     Beneficial Shareholders: If you are a Beneficial Shareholder you must vote by proxy by carefully following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of the company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775, outside North America: (416) 263-9524), not less than 48 hours before the time of the Meeting. The individuals named in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of the company, and delivered to:

  Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used shall have been taken.

     A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

     If you complete your proxy properly, then the nominee named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     As at the Record Date, we had 114,591,048 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

     To the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances, except for:

  DaimlerChrysler, which has advised us that it currently owns or controls 21,392,598 Shares, representing 18.7% of our issued and outstanding Shares; and

  Ford, which has advised us that it currently owns or controls 12,868,700 Shares, representing 11.2% of our issued and outstanding Shares.

     In addition, we have issued one Class A share and one Class B share to a holding company which is jointly owned by Ballard, DaimlerChrysler and Ford. See “Election of Directors – Directors to be appointed by DaimlerChrysler and Ford” for particulars of the rights attached to such shares to appoint directors to our Board.

MATTERS TO BE VOTED UPON

     Registered Shareholders or their duly appointed proxyholders will be voting on:

  the election of directors to our Board;

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;

  amendment of our security based compensation plans as required to conform with TSX requirements in respect of amendment provisions and the extension of option expiry dates that fall within or soon after a blackout period; and

  other business that may properly be brought before the Meeting.

     As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment. Execution of the enclosed proxy should not be construed as either approval or disapproval of the report or financial statements referred to in the Notice of Annual Meeting.

     With respect to all of the specific matters to be voted upon, a simple majority of the votes cast by Registered Shareholders, by proxy or in person, will constitute approval of each matter.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director or executive officer of ours at any time since January 1, 2006, or any of his or her associates has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted upon.

ELECTION OF DIRECTORS

     At the Meeting you will elect nine directors and following the Meeting, four additional directors will be appointed by two of our key shareholders, DaimlerChrysler and Ford. All of our nine nominees are currently members of the Board. DaimlerChrysler and Ford have separate appointment rights under certain agreements with us. You cannot vote on the nominees that will be appointed by DaimlerChrysler and Ford. Each elected director will hold office until the end of our next annual shareholders’ meeting, or if no director is then elected, until a successor is elected unless the director resigns earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the directors and officers listed on the enclosed proxy form will vote to elect a substitute director at their discretion. The following information pertains to our nominees for election as directors at the Meeting, as of March 26, 2007. The number of Shares shown below as being held by each nominee constitute the number beneficially owned, directly or indirectly, or controlled or directed, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne
Director Since: 2003
Committees:	Audit; Corporate Governance; Management Development, Nominating & Compensation
Principal Occupation: Corporate Director
Recent Business Experience: Mr. Bourne was the Executive Vice President of TransAlta Corporation (electricity generation and marketing) from 1998 until December 2006 and he was also the Chief Financial Officer of TransAlta Corporation from 1998 to 2005. Mr. Bourne was our lead director from October 2005 to February 2006 and has served as Chair of our board from February 2006 until present.

Other board memberships:

(current)	Corporate:	Wajax Income Fund
Wajax Limited
	Non-profit:	Glenbow Museum
Calgary Philharmonic Society

(past)	Purolator Courier Ltd.
TransAlta Power LP
TransAlta CoGen LP

Number of Directors’ Meetings Attended in 2006: 5 of 5
Compensation in 2006: $164,175(1)
Number of Shares Held: 1,824
Number of Deferred Share Units (“DSUs”) Held: 42,091
Age: 59
Residence: Alberta, Canada
Ed Kilroy
Director Since: 2002
Committees:	Audit (Chair); Corporate Governance
Principal Occupation: Chief Executive Officer of Symcor Inc.
Recent Business Experience: Mr. Kilroy has been the Chief Executive Officer of Symcor Inc. (business process outsourcing services) since January 2005. Mr. Kilroy was the President of IBM Canada Ltd. (information technology) from 2000 to 2005.

Other board memberships:

(current)	Corporate:	Symcor Inc.
	Non-profit:	Conference Board of Canada

(past)	Canadian Council of Chief Executives

Number of Directors’ Meetings Attended in 2006: 5 of 5
Compensation in 2006: $80,500(1)
Number of Shares Held: 2,424
Number of DSUs Held: 24,456
Age: 47
Residence: Ontario, Canada

Dr. Chong Sup (C.S.) Park
Director Since: 2007
Committees:	Nil
Principal Occupation: Corporate Director
Recent Business Experience: Dr. Park was the Chief Executive Officer of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006. From May 1998 until May 2006, Dr. Park was also the Chair of Maxtor Corporation. Dr. Park was also the Managing Director, Investment Partner and Senior Advisor, H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.

Other board memberships:

(current)	A-Max Technology Ltd.
Seagate Technology
Smart Modular Technologies
STATS ChipPAC Ltd.

Number of Directors’ Meetings Attended in 2006: Nil(2)
Compensation in 2006: Nil(2)
Number of Shares Held: 2,001
Number of DSUs Held: Nil(2)
Age: 59
Residence: California, USA
John Sheridan
Director Since: 2001
Principal Occupation: President and Chief Executive Officer of Ballard
Recent Business Experience: Mr. Sheridan was our interim President and Chief Executive Officer from October 2005 until February 2006 when he was appointed our President and Chief Executive Officer. Mr. Sheridan was also Chair of our board from June 2004 until February 2006. Mr. Sheridan was the President and Chief Operating Officer of Bell Canada (telecommunication services) from 2000 to 2003.

Other board memberships:

(Current)	NewPage Corporation

(past)	Aliant Inc.
Bell Canada, Bell Actimedia, Bell Distribution
Bell Express Vu, Bell Mobility, Bell West
Bell Sygma UK Ltd
Encom Cable TV & Telecommunications, plc
Manitoba Telecom Services Inc.
MTS Communications Inc.
Photowatt Technologies
Sun Media Corp. Ltd.

Number of Directors’ Meetings Attended in 2006: 5 of 5
Compensation in 2006: $44,500(1)
Number of Shares Held: 58,213
Number of DSUs Held: 57,942
Age: 52
Residence: British Columbia, Canada

Dr. Gerri Sinclair
Director Since: 2005
Committees:	Corporate Governance; Management Development, Nominating & Compensation (Chair)
Principal Occupation: Executive Director, World Center for Digital Media
Recent Business Experience: Dr. Sinclair has been the Executive Director of the World Center for Digital Media since May 2006. Dr. Sinclair was the Chair of the Canadian Telecommunications Policy Review Panel and a Strategic Management Consultant from October 2004 to 2006. Dr. Sinclair was the General Manager of MSN Canada (internet services) from September 2002 to October 2004, and the founder and Chief Executive Officer of NCompass Labs Inc. (internet content management) from February 1996 to May 2001.

Other board memberships:

(current)	TSX Group
Canadian Foundation for Innovation
Canadian Communications Research Council
Genome BC

(past)	Telus Corporation
BC Telecom

Number of Directors’ Meetings Attended in 2006: 4 of 5
Compensation in 2006: $63,513(1)
Number of Shares Held: 176
Number of DSUs Held: 10,858
Age: 59
Residence: British Columbia, Canada
David J. Smith
Director Since: 2006
Committees:	Corporate Governance; Management Development, Nominating & Compensation
Principal Occupation: Member, British Columbia Securities Commission
Recent Business Experience: Mr. Smith has been a part-time Commissioner of the British Columbia Securities Commission (provincial securities regulator) since July 2006. Mr. Smith was counsel with Lawson Lundell LLP (law firm) from May 2005 until April 2006, and prior to that he was a partner at Lawson Lundell LLP and predecessor firms practising corporate, commercial and securities law.

Other board memberships:

(current)	Non-profit: Member, Executive Committee
British Columbia Chapter, Institute of Corporate Directors

(past)	Scott Paper Limited
Pacific Forest Products Limited

Number of Directors’ Meetings Attended in 2006: 3 of 3(3)
Compensation in 2006: $35,000(1)
Number of Shares Held: 1,358
Number of DSUs Held: 5,987
Age: 72
Residence: British Columbia, Canada

David B. Sutcliffe
Director Since: 2005
Committees:	Audit; Management Development, Nominating & Compensation
Principal Occupation: Corporate Director
Recent Business Experience: Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005 he was also the Chair of the Board of Sierra Wireless, Inc.

Other board memberships:

(current)	Sierra Wireless, Inc.
E-Comm 911

(past)	British Columbia Technology Social Venture Partners Cellular
Telecommunications and Internet Association
BC Technology Social Venture Partners
Premier’s Technology Council, British Columbia

Number of Directors’ Meetings Attended in 2006: 5 of 5
Compensation in 2006: $67,400(1)
Number of Shares Held: 3,600
Number of DSUs Held: 11,620
Age: 47
Residence: British Columbia, Canada
Mark Suwyn
Director Since: 2003
Committees: Audit
Principal Occupation: Chair of the Board and Chief Executive Officer of NewPage Corporation
Recent Business Experience: Mr. Suwyn has been the Chief Executive Officer of NewPage Corporation (coated papers) since April 2006, and since May 2005 he has been the Chair of the Board of NewPage Corporation. Mr. Suwyn was the Chair of the Board and Chief Executive Officer of Louisiana-Pacific Corporation (building products) from 1996 to 2004.

Other board memberships:

(current)	BlueLinx Corporation
NewPage Corporation
United Rentals Inc.
Kelly Cabinets

(past)	Hope College Board of Trustees
Louisiana Pacific Corporation
International Paper Company
Junior Achievement Inc.
Junior Achievement International
The Nature Conservancy of Oregon

Number of Directors’ Meetings Attended in 2006: 4 of 5
Compensation in 2006: $61,050US(1)
Number of Shares Held: 1,130
Number of DSUs Held: 25,954
Age: 64
Residence: Florida, United States

Douglas W. G. Whitehead
Director Since: 1998
Committees: Audit; Corporate Governance (Chair)
Principal Occupation: President and Chief Executive Officer of Finning International Inc.
Recent Business Experience: Mr. Whitehead has been the President and Chief Executive Officer of Finning International Inc. (heavy equipment reseller) since April 2000.

Other board memberships:

(current)	Kinder Morgan Inc.
Belkorp Enterprises Ltd.
Finning International Inc.

(past)	Terasen Inc.
British Columbia Pulp and Paper Employee Relations Forum
Canadian Pulp and Paper Association
Conference Board of Canada
Finlay Forest Industries Inc.
Fletcher Challenge Canada Ltd.
TimberWest Forest Ltd.

Number of Directors’ Meetings Attended in 2006: 5 of 5
Compensation in 2006: $73,900(1)
Number of Shares Held: 4,383
Number of DSUs Held: 23,008
Age: 60
Residence: British Columbia, Canada

(1)     A portion of a director’s compensation is paid in cash and a portion is paid in DSUs (see “Compensation of Directors”). These amounts represent the fair market value of the compensation paid to our current directors during the period from January 1, 2006 to December 31, 2006 before statutory deductions, as follows:

a.	Mr. Bourne was paid (i) retainers of $150,250 as Chair of the Board (for the period from February 23, 2006 until December 31, 2006) and $3,625 for committees, and (ii) attendance fees of $10,300 for Board and committee meetings.

b.	Mr. Kilroy was paid (i) retainers of $45,000 as a director and $13,000 for committees, and (ii) attendance fees of $22,500 for Board and committee meetings.

c.	Mr. Sheridan was paid (i) retainers of $43,000 as Chair of the Board and $0 for committees, and (ii) attendance fees of $1,500 for Board and committee meetings, all for the period from January 1, 2006 to February 22, 2006 before he was appointed our President and Chief Executive Officer.

d.	Ms. Sinclair was paid (i) retainers of $39,375 as a director and $4,938 for committees, and (ii) attendance fees of $19,200 for Board and committee meetings.

e.	Mr. Smith was paid (i) retainers of $22,500 ($15,000 in cash and $7,500 in shares) as a director and $1,500 for committees, and (ii) attendance fees of $11,000 for Board and committee meetings.

f.	Mr. Sutcliffe was paid (i) retainers of $45,000 as a director and $4,500 for committees, and (ii) attendance fees of $17,900 for Board and committee meetings.

g.	Mr. Suwyn was paid (i) retainers of U.S.$45,000 as a director and U.S.$2,250 for committees, and (ii) attendance fees of U.S.$13,800 for Board and committee meetings.

h.	Mr. Whitehead was paid (i) retainers of $45,000 as a director and $8,000 for committees, and (ii) attendance fees of $20,900 for Board and committee meetings.

(2)     Appointed to the board February 21, 2007.

(3)     Elected to the board May 10, 2006.

DIRECTORS TO BE APPOINTED BY DAIMLERCHRYSLER AND FORD

     Pursuant to the terms of an alliance among DaimlerChrysler, Ford and ourselves, we have granted each of DaimlerChrysler and Ford certain rights to appoint a number of directors to our Board in proportion to its percentage ownership interest in us.

     The legal mechanism through which DaimlerChrysler and Ford exercise their Board appointment rights is contained in two classes of our shares. One Class A share and one Class B share have been issued to a holding company which is jointly owned by us, DaimlerChrysler and Ford. In respect of any appointment of our directors, each of DaimlerChrysler and Ford may exercise the rights attached to these shares to appoint the permitted numbers of directors. DaimlerChrysler and Ford have agreed to exercise all voting rights they have in connection with the election of directors through these shares and have otherwise agreed not to vote their Shares in connection with the election of directors (other than to provide, in their discretion, a proxy to vote in favour of the election of directors nominated by our management).

     The following information pertains to the individuals that DaimlerChrysler and Ford have advised us they intend to appoint to our Board. This appointment will occur immediately after the Meeting. Each of DaimlerChrysler and Ford will appoint two directors. Information included in this table has been provided by the nominees. In accordance with the internal guidelines of DaimlerChrysler and Ford, we do not pay any compensation to their nominees.

David J. Prystash
Director Since: 2004
Committees: Corporate Governance
Principal Occupation: Controller, Global Product Development, Ford
Recent Business Experience: Mr. Prystash has been Controller of Global Product Development of Ford since January 2005. From June 2003 to January 2005, Mr. Prystash was Executive Director of Pre-Owned and Remarketing Strategy of Ford. From June 2001 until May 2003 he was the Controller, North America Product Programs of Ford.

Other board memberships:

(current)	NewPage Corporation

(past)	Nil

Number of Directors’ Meetings Attended in 2006: 5 of 5
Number of Shares held: Nil(1)
Number of DSUs Held: Nil
Age: 45
Residence: Michigan, United States
Appointed by: Ford

Dr. Gerhard Schmidt
Director Since: 2001
Principal Occupation: Vice President, Research and Advanced Engineering, Ford
Recent Business Experience: Dr. Schmidt has been Vice President, Research and Advanced Engineering of Ford since 2003. Dr. Schmidt was Vice President, Research of Ford from 2001 to 2003.

Other board memberships:

(current)	Ford-Massachusetts Institute of Technology Alliance
U.S. Car Council

(past)	Nil

Number of Directors’ Meetings Attended in 2006: 4 of 5
Number of Shares held: Nil(1)
Number of DSUs Held: Nil
Age: 60
Residence: Michigan, United States
Appointed by: Ford
Dr. Hans-Joachim Schöpf
Director Since: 2001
Principal Occupation: Retired
Recent Business Experience: Dr. Schöpf was Executive Vice President, Development, for Mercedes Car Group from 1999 until 2004.

Other board memberships:

(current)	Thyssen Krupp Automotive
Thyssen Krupp Bilstein AG
Behr GmbH & Co KG

(past)	Nil

Number of Directors’ Meetings Attended in 2006: 5 of 5
Number of Shares Held: Nil(2)
Number of DSUs Held: Nil
Age: 64
Residence: Germany
Appointed By: DaimlerChrysler

Dr. Thomas Weber
Director Since: 2004
Committees: Corporate Governance
Principal Occupation: Member of the Board of Management of DaimlerChrysler, and Head of Group Research and Mercedes Car Group Development.
Recent Business Experience: Dr. Weber has been responsible for DaimlerChrysler’s Research and Technology Division and Mercedes Car Group Development since 2004. Prior to that he was a Board Member for the Research and Technology Division of DaimlerChrysler. From 1999 to 2002 he was the head of the Rastatt passenger car plant and also held the position of spokesperson for the Mercedes-Benz A-Class model series management.

Other board memberships:

(current)	Nil

(past)	Mercedes Benz High Performance Engines Inc.
AMG GmbH
MB Technology GmbH

Number of Directors’ Meetings Attended in 2006: 3 of 5
Number of Shares Held: Nil(2)
Number of DSUs Held: Nil
Age: 52
Residence: Germany
Appointed By: DaimlerChrysler

(1)     This nominee holds no Shares personally, but represents Ford, which holds 12,868,700 Shares.

(2)     This nominee holds no Shares personally, but represents DaimlerChrysler, which holds 21,392,598 Shares.

BOARD AND COMMITTEES

BOARD COMPOSITION AND NOMINATION PROCESS

     Our Management Development, Nominating & Compensation Committee conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of a slate of nominee directors for election at our annual shareholders’ meeting. In addition, two directors are appointed from each of DaimlerChrysler and Ford. See “Directors to be Appointed by DaimlerChrysler and Ford”.

     Directors (other than those appointed by DaimlerChrysler and Ford) are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has set a retirement guideline for directors at age 70, and a term limit guideline for directors at 10 years of service, with an option for the Board to extend service for an additional five years. The Board has made an exception to the retirement guideline for Mr. Smith, a member of the Board, who is 72 years old. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign.

ROLES AND RESPONSIBILITIES

     The Board operates under a formal mandate (a copy of which is attached as Appendix A and is posted on our website at www.ballard.com) which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference for individual directors (a copy of which is attached as Appendix B and is posted on our website) which set out their individual responsibilities and duties. These terms of reference serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interests, the duties and standard of care of directors, the level of availability which is expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

     The Board has also established terms of reference for the chairs of the Board committees, our Chief Executive Officer and our Chair of the Board. In addition, our Board-approved Code of Ethics applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics and the terms of reference for the chairs of the Board committees, our Chief Executive Officer and our Chair of the Board can be found on our website. All of these documents are reviewed annually, and updated or revised as necessary.

     The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

     Each year, the Board identifies a list of improvement priorities for the Board during the year. Progress by the Board against these improvement priorities is monitored regularly throughout the year by the Corporate Governance Committee.

BOARD MEETINGS

     The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. The Board holds two in-camera sessions after every regularly scheduled Board meeting. The first in-camera session includes all of the directors without the presence of management, and is followed by a second in-camera session of only the independent directors without the presence of management and the DaimlerChrysler and Ford Board appointees. The Chair of the Board chairs the in-camera sessions. In 2006, there were five regularly scheduled meetings of the Board. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

COMMITTEES OF THE BOARD

     The Board has established three standing committees: (1) the Audit Committee; (2) the Management Development, Nominating & Compensation Committee; and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries. Each committee holds in-camera sessions at the end of each committee meeting.

     The information below sets out the current members of each of our standing committees, summarizes the functions of each committee in accordance with its current mandate and indicates the number of meetings that each committee held in 2006. After the Meeting, we will reconstitute all of the committees to reflect the newly elected Board.

Audit Committee

Meetings in 2006: 7
	Attendance at
Members	Meetings
Ian Bourne	7 of 7
Ed Kilroy (Chair)	4 of 4	(1)
David Sutcliffe	4 of 7
Mark Suwyn	4 of 4	(1)
Douglas Whitehead	6 of 7
____________________

1.   Appointed May 10, 2006

     All of the members of the Audit Committee are independent of our management, and exclude the directors appointed by DaimlerChrysler and Ford.

     The Audit Committee is constituted in accordance with U.S. Securities and Exchange Commission (“SEC”) rules and applicable securities laws and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process. The Audit Committee also reviews and approves related party transactions. The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix C and is posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions. The Audit Committee has at least one member, Mr. Bourne, who qualifies as a financial expert under applicable securities regulations, and all the members of the Audit Committee are financially literate.

     The Audit Committee is mandated to monitor our audit and the preparation of our financial statements, approve our quarterly financial statements, and to review and recommend to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee is also mandated to appoint external auditors (subject to shareholder approval), monitor their qualifications and independence, and determine their remuneration. The external auditors report directly to the Audit Committee. The Audit Committee has the authority to terminate the external auditors’ engagement. The Audit Committee also approves in advance any services to be provided by the external auditors which are not related to the audit.

Management Development, Nominating & Compensation Committee

Meetings in 2006: 5
	Attendance at
Members	Meetings
Ian Bourne	2 of 2	(1)
Dr. Gerri Sinclair (Chair)	5 of 5
David J. Smith	3 of 3	(1)
David Sutcliffe	4 of 5
____________________

1.   Appointed May 10, 2006

     All of the members of the Management Development, Nominating & Compensation Committee are independent of our management, and exclude the directors appointed by DaimlerChrysler and Ford.

     The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee also provides advice on our organizational structure, reviews all distributions under our share incentive plans, and reviews and approves the design and structure of, and any amendments to, those plans. The committee seeks out and recommends nominees for election to the Board, annually reviews the Board succession plan and annually reviews the composition of director talents and skills against Board requirements to identify any gaps.

     The Management Development, Nominating & Compensation Committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee and the committee has the authority to appoint those consultants, determine their level of remuneration and oversee and terminate their services.

     A copy of the Management Development, Nominating & Compensation Committee’s mandate is attached as Appendix D and is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

Corporate Governance Committee

Meetings in 2006: 4
Attendance at
Members	Meetings
Ian Bourne	4 of 4
Ed Kilroy	4 of 4
David Prystash	3 of 4
Dr. Gerri Sinclair	2 of 2	(1)
David J. Smith	2 of 2	(1)
Dr. Thomas Weber	0 of 4
Douglas Whitehead (Chair)	4 of 4
____________________

1.   Appointed May 10, 2006

     All of the members of the Corporate Governance Committee are independent of our management, and a majority of the members are independent of DaimlerChrysler and Ford.

     The Corporate Governance Committee is responsible for recommending the size of the Board, for monitoring corporate governance, including the formation and membership of committees of the Board, and for director compensation. The committee regularly reviews the level of director compensation and approves the design and structure of, and any amendments to, our director compensation plans. The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve Board effectiveness.

     The Corporate Governance Committee ensures that the Board complies with, and follows, best corporate governance practices in the U.S. and Canada. The committee is also responsible for maintaining an ongoing education program for Board members.

     A copy of the Corporate Governance Committee’s mandate is attached as Appendix E and is posted on our website. The Board annually reviews the mandate and assesses the committee’s performance.

CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules and following best corporate governance practices at all times.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the SEC and to certify our interim and annual reports filed with Canadian securities regulatory authorities.

     In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

Minimum Share Ownership

     We have minimum share ownership guidelines that apply to our independent directors (see “Corporate Governance - Independence of the Board”). The guidelines require each director to hold the number of our Shares having a value equivalent to five times the director’s annual retainer and, in the case of the Chair of the Board, a value equivalent to three times the Chair’s annual retainer. In addition, the Board has set a maximum number of shares at which the share ownership guideline would be satisfied, namely the number of common shares valued at five times annual retainer (or in the case of the Chair of the Board, three times annual retainer) on May 11, 2006. Directors that were members of the Board at the time the guideline was adopted have until July 2008 to comply with this requirement. Directors elected subsequently have five years from the date that they are first elected to the Board to comply. Directors may apply the DSUs which they receive as payment for all or part of their annual retainer towards the minimum share ownership requirements. Any director who fails to comply with the share ownership requirement may not stand for re-election. Currently, all directors are on track to achieve these guidelines. These minimum share ownership guidelines do not apply to the directors appointed by DaimlerChrysler or Ford, as those directors do not receive any compensation from us.

Board and Director Performance

     The directors conduct an annual performance evaluation of the Board, Board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee. Evaluation questionnaires are completed by each director and a summary report is generated for review by the Corporate Governance Committee. The Corporate Governance Committee works with management to improve Board processes and to address concerns raised in the evaluation questionnaires, and reports to the Board on the evaluation results and proposed action items. In addition, the directors evaluate each other every two years and conduct individual self-evaluations in the alternate years, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.

Board Interlocks and Participation on other Corporate Boards

     We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently we have two Board interlocks arising from Mr. Sheridan and Mr. Prystash being a director of NewPage Corporation and Mr. Suwyn being the Chair of the Board of NewPage Corporation. We are not affiliated or related to NewPage Corporation in any way, do not do any business with NewPage Corporation and operate in a different industry than NewPage Corporation. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit, which has been set at a maximum of five corporate boards.

Board Education

     We have established a formal director orientation and ongoing education program. Each director receives an orientation on our business upon joining our Board. The orientation consists of site visits, presentations regarding our business, technology and products, and a reference manual. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, as well as guest speakers who are invited to speak at Board meetings on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, corporate governance and risk management, and management representatives to speak to our Board about our technology and business. The educational presentations by management also provide an opportunity for Board members to meet and interact with members of our management team.

Compliance in Canada and United States

     We have an exemption from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the shareholders’ meeting. We believe that we comply with all other applicable NASDAQ and Canadian Securities Administrators (“CSA”) corporate governance rules.

     The CSA requires that listed companies subject to CSA’s National Instrument 58-101 - Disclosure of Corporate Governance (“NI 58-101”) disclose their policies respecting corporate governance in accordance with that instrument. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.

Independence of the Board

     The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the NASDAQ rules focus, in part, on the constitution and independence of corporate boards. Under Sarbanes-Oxley and the NASDAQ rules, a director’s independence is determined based on whether the director meets a number of criteria. The NASDAQ rules also focus on heightened standards of independence for audit committee members and strengthening the role of independent directors in compensation and nomination decisions. Pursuant to the TSX requirements and NI 58-101, an “independent” director is a director who has no direct or indirect material relationship with us, where a material relationship means a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Effective at the end of the Meeting, and assuming that the proposed slate of directors is elected at the Meeting, the majority of our directors will be independent.

Non-Independent Directors
Independent Directors and Nominees	and Nominees
Ian Bourne	John Sheridan(1)
Ed Kilroy	Dr. Hans-Joachim Schöpf(2)
Dr. C.S. Park	David J. Prystash(3)
Dr. Gerri Sinclair	Dr. Gerhard Schmidt(3)
David J. Smith	Dr. Thomas Weber(2)
David B. Sutcliffe
Mark Suwyn
Doug Whitehead

____________________

(1)   Our President and Chief Executive Officer.

(2)   DaimlerChrysler appointee.

(3)   Ford appointee.

Affiliated Entity

     The CSA’s National Policy 58-201 – Corporate Governance Guidelines requires that a board have a majority of independent directors. If a director is an executive officer, general partner or managing member, or both a director and an employee of an “affiliated entity”, that director will not be independent. In such a case, the board of directors should, in addition to having a majority of independent directors, include a number of directors who do not have interests in, or relationships with, either the company or the affiliated entity and should be constituted to fairly reflect the investment in the company by shareholders other than the affiliated entity. An “affiliated entity” of a company is defined as, among other things, an entity that can “control” the company, directly or indirectly, thereby determining the direction of management and policies of the company, whether by share ownership or otherwise. As we are not “controlled” by another entity, none of our directors act as representatives of an affiliated entity.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the meeting. KPMG LLP was appointed as our external auditors in 1999, succeeding our previous external auditors, PricewaterhouseCoopers LLP, Chartered Accountants. Total fees paid to KPMG in 2005 and 2006 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG may continue in his role until the end of 2010.

     The following table shows the fees we incurred with KPMG LLP in 2006 and 2005:

Type of Audit Fees	2006		2005
Audit Fees	$306,938		$327,341
Audit-Related Fees	$11,110	(1)	$69,758	(1)
Tax Fees	$95,625		$106,697	(2)
All Other Fees	Nil		Nil
____________________

(1)   The Audit-Related Fees for 2005 and 2006 related to Sarbanes-Oxley section 404 documentation and, in 2005, also for services related to the sale of our German subsidiary.

(2)   The Tax Fees for 2005 and 2006 related to tax advisory services and the filing of our 2004 and 2005 U.S. state and federal tax returns.

AMENDMENT OF SECURITY BASED COMPENSATION PLANS

     On June 6, 2006 the TSX published a Staff Notice relating to amendment procedures as well as the extension of option expiry dates that fall within or soon after a blackout period. In respect of amendments, the Staff Notice provided that effective June 30, 2007, the TSX will implement the requirements set out in subsection 613(d) of the TSX Company Manual. This provision provides that in order for an issuer to amend a security based compensation arrangement (a “Plan”), or an agreement or entitlement subject to a Plan, the Plan must specify whether security holder approval is required for that type of amendment. If no such specification is made, security holder approval is deemed to be required. In respect of blackout periods, the Staff Notice provided that any amendment to an existing Plan to provide for a delay in expiry due to a trading blackout must be approved by security holders notwithstanding that a Plan may have a broad underlying amending procedure. We are therefore revising our Plans, each as further described below, to contain amendment and blackout provisions (the “Amendments”) prepared in accordance with the TSX requirements.

SHARE OPTION PLANS

     The key provisions of the share option plan dated for reference March 1, 2002, as amended June 21, 2002, July 27, 2002 and March 8, 2006 (the “2002 Option Plan”) are as follows:

  All grants of options are made by our board of directors, on the recommendation of our President and Chief Executive Officer and the Management, Development, Nominating & Compensation Committee. All officers and employees of Ballard and its subsidiaries are currently eligible to participate in the 2002 Option Plan. Options may be exercised only by the optionee to whom they are granted and are not assignable except as permitted by applicable regulatory authorities or as permitted by the plans to a personal representative in the event of the death of an optionee.

  The exercise price of an option is determined by our Board and is to be no less than the closing price per Share on the TSX on the last trading day before the option is granted.

  Options may have a term of up to 10 years from the date of the grant, and unless otherwise determined by our Board, vest in equal amounts on the first, second and third anniversaries of the date of grant. Vesting of options may be accelerated in certain cases. If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when:
(a)	a person makes a take-over bid that could result in that person acquiring at least two-thirds of our voting shares;

(b)	any person or persons acting in concert acquire at least two-thirds of our Shares;

(c)	a person purchases all or substantially all of our assets;

(d)	we join in any business combination that results in our shareholders owing one-third or less of the voting shares of the combined entity.
  The number of Shares reserved for issue:
(a)	to any person under all of our stock option plans may not exceed 5% of the Outstanding Issue (as defined in the plans, such 5% as of December 31, 2006 being 5,710,629 Shares);

(b)	to insiders of Ballard, as a group, under this plan and any other share compensation arrangements may not exceed 10% of the Outstanding Issue (such 10% as of December 31, 2006 being 11,421,258 Shares);

(c)	to any insider of Ballard or his or her associates, under this plan any other share compensation arrangements of Ballard within a one-year period may not exceed 5% of the Outstanding Issue.
  Generally, an optionee has either 30 or 90 days to exercise an option after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for us, as the case may be, except that more time is allowed (subject to the option’s expiry date) in the case of the optionee’s death, retirement or disability.

     The provisions of the 1995, 1997 and 2000 share option plans are substantially similar to those of our 2002 Option Plan (collectively, the “Option Plans”). As of December 31, 2006, a total of 3,611,881 Shares had been issued under all of the Option Plans and a total of 5,840,858 Shares were issuable on the exercise of the then outstanding options (being 3.2% and 5.1%, respectively, of our Outstanding Issue). The maximum number of Shares that may be allotted for issuance or issued under all the Option Plans, collectively, is 12,233,511 Shares (being 10.7% of our Outstanding Issue) and the number of Shares which are available for future grants under the Option Plans is 2,780,772 or 2.4% of our Outstanding Issue).

OTHER SECURITY BASED COMPENSATION PLANS

Share Distribution Plan

     In addition to the Option Plans, the Management Development, Nominating & Compensation Committee also administers the share distribution plan dated for reference May 22, 2003, as amended December 5, 2003, December 3, 2004 and March 8, 2006 (the “2003 Share Distribution Plan”) which permits Shares to be issued to part-time and full-time employees (including senior officers) and our directors. The purpose of implementing the 2003 Share Distribution Plan was to conserve our cash reserves by using equity to pay annual and other incentives to our continuing employees and directors (including those of our subsidiaries). Specifically, the 2003 Share Distribution Plan is used to:

(a)	recognize our employees’ contributions in accordance with our bonus plan;

(b)	satisfy directors’ retainers, including redemption of DSUs pursuant to our deferred share unit plan for directors, as amended December 9, 2005 (the “DSU Plan for Directors”);

(c)	enable us to satisfy any redemption of DSUs issued pursuant to our deferred share unit plan for executive officers (“DSU Plan for Executive Officers”);

(d)	enable us to satisfy any redemption of restricted share units (“RSUs”) issued pursuant to our restricted share unit plan (the “RSU Plan”);

(e)	enable us to attract key employees by issuing Shares as a signing bonus;

(f)	enable us to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees.

     The issue price of the Shares granted under the 2003 Share Distribution Plan must not be less than the last closing price per Share on the TSX or NASDAQ on the date that our Board approves the issuance, or at a price otherwise determined by our Board.

     The number of our Shares that may be issued under the 2003 Share Distribution Plan:

(a)	to our insiders, may not exceed 10% of the Outstanding Issue (as defined in the plan) at that time: and

(b)	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time.

     The aggregate number of Shares that may be issued under the 2003 Share Distribution Plan to directors (other than directors who are also officers of Ballard or any of its subsidiaries) cannot exceed in the aggregate 200,000 Shares.

     The provisions of our 2000 share distribution plan are substantially similar to those of our 2003 Share Distribution Plan, except that the 2000 share distribution plan does not provide that Shares may be issued for conversions or redemptions of RSUs or DSUs. The maximum number of Shares that may be issued under the 2000 share distribution plan is 500,000 and under the 2003 Share Distribution Plan is 5,800,000 together being 6,300,000 Shares or 5.5% of our Outstanding Issue. As of December 31, 2006, a total of 1,857,362 Shares or 1.6% of our Outstanding Issue had been issued under these plans (including 69,889 Shares under the DSU plans described below), and a total of 805,188 Shares, or 0.7% of our Outstanding Issue had been reserved under the 2003 Share Distribution Plan for issuance upon any future redemption or conversion of outstanding DSUs or RSUs. The number of Shares which are available for future issuance under the 2003 Share Distribution Plan is 3,637,450 Shares or 3.2% of our Outstanding Issue.

Deferred Share Unit Plans

     Effective September 16, 2003, we implemented the DSU Plan for Directors and effective December 15, 2003, we implemented the DSU Plan for Executive Officers.

     A DSU is a notional common share having the same value as one of our Shares at the time of grant. The DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer leaves us, and its value on redemption would be based on the value of our Shares at the time of issuance. The DSU Plan for Directors and the DSU Plan for Executive Officers provide the financial equivalent of an ongoing equity interest in us through our directors’ and executive officers’ periods of service to us. Shares reserved under our 2003 Share Distribution Plan or a successor plan will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors and the DSU Plan for Executive Officers. As of December 31, 2006, a total of 69,889 Shares had been issued and a total of 184,825 Shares had been reserved for issue under the 2003 Share Distribution Plan for the redemption of any then outstanding DSUs (being 0.06% and 0.2%, respectively, of our Outstanding Issue).

     Under the DSU Plan for Directors, each independent outside director elects annually the proportion (zero to 100%) of his or her annual retainer that he or she wishes to receive in DSUs or our Shares. Under the DSU Plan for Executive Officers, DSUs are granted at the election of each executive office of Ballard who is eligible (as determined by our Board) in partial or full payment of his or her annual bonus, which otherwise is usually paid in our Shares.

     DSUs will be credited to an account maintained for each eligible person by us. The number of DSUs to be credited to an eligible person will be determined on the date approved by the Board by dividing the amount of eligible remuneration to be deferred into DSUs by the fair market value per Share on that date, being a price not less than the closing sale price per Share on the TSX or NASDAQ on the relevant date. On any date on which a dividend is paid on Shares, an eligible person’s account will be credited with the number of DSUs calculated by (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend, and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of our Shares on the date on which the dividend is paid.

     A departing director or executive officer may receive Shares in respect of the DSUs credited to that person’s account (at the ratio of one common share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). DSUs are not assignable except that, in the event of death, the legal representatives of the director or executive officer will be entitled to receive the amount of any payment otherwise payable to the director or executive officer under the DSU plan.

Restricted Share Unit Plan

     Effective December 3, 2004, we implemented the RSU Plan for employees of Ballard and its subsidiaries to recognize their contributions and to provide an incentive which aligns their interests with those of our shareholders. The vesting of RSUs issued under this plan normally occurs three years from the date of issuance, subject to the achievement of any performance criteria which may be set by our Board and to earlier vesting upon the occurrence of any Accelerated Vesting Event (as defined in the RSU Plan). Each RSU is convertible into one Share, which will be issued under our 2003 Share Distribution Plan or a successor plan. As of December 31, 2006, no Shares had been issued under the RSU Plan and a total of 620,363 Shares had been reserved for issuance under the 2003 Share Distribution Plan on the conversion of any then outstanding RSUs (being 0.5% or our Outstanding Issue).

     All RSUs awarded to a participant under the RSU Plan will expire, and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs, on the last day on which the participant works for Ballard or any of its subsidiaries (except that in the event of the participant’s death or total disability the performance criteria and conditions specified in the participant’s award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares). Rights respecting RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

AMENDMENTS

     Currently, the Plans provide that the Board may, subject to regulatory approval, amend or discontinue the Plans, provided no such amendment will alter or impair any option without the written consent of the holder of securities issued under the Plan. Subject to receipt of shareholder approval, the Management Development, Nominating & Compensation Committee has replaced the current amendment provision of the Option Plans, the 2003 Share Distribution Plan, the DSU Plan for Executive Officers, and the RSU Plan, and the Corporate Governance Committee

has replaced the current amendment provision of the DSU Plan for Directors, with one permitting the Board to make any of the following amendments to any of the Plans and/or any security previously granted under any of the Plans, without obtaining shareholder approval:

(a)	amendments of the definitions within the plans and other amendments of a “clerical” nature;

(b)	amendments to any provisions relating to the granting of securities under a Plan (and in the case of options granted under a Plan, the exercise of options), including but not limited to provisions relating to the term, termination, and number of securities to be awarded (and in the case of options granted under a Plan, payment of the exercise price of the option, vesting period, expiry or adjustment of options), provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under a Plan;

	(ii)	a reduction of the price of an option (or, in the case of the 2003 Share Distribution Plan, a reduction of the issue price of Shares, or in the case of DSUs, a reduction of the fair market value used to calculate the number of DSUs to be awarded), or the cancellation and reissue of a security;

	(iii)	an extension beyond the original expiry date of an option held by any optionee (or, in the case of DSUs, an extension of time for redemption of a DSU, or in the case of an RSU, an extension beyond the original restriction period of an RSU);

	(iv)	an increase to the maximum number of Shares that may be issued to insiders within a one-year period or issuable to insiders at any time under the Plans which could exceed 10% of our issued and outstanding Shares;

	(v)	permitting securities to be transferable or assignable other than for normal course estate settlement purposes; or

	(vi)	a change to the amendment provisions of a Plan;

(c)	in the case of the Option Plans, the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any of our securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the Plans, provided that such amendment does not, without shareholder approval:

	(i)	permit non-employee directors to participate in the Plan at the discretion of the Board (except for Plans in which directors are already entitled to participate, which will provide that a non-employee director cannot gain or regain participation rights under such Plans at the discretion of the Board if their eligibility to participate had previously been removed); or

	(ii)	increase limits previously imposed on a non-employee director’s or insider’s participation in the Plan;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in a Plan (or, in the case of an Option Plan, in any agreement to purchase options).

     The Management Development, Nominating & Compensation Committee has also, subject to receipt of shareholder approval, amended the Option Plans by adding a provision stating that should the expiration date for an option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiration date shall be deemed to be that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiration of the term of such option for all purposes under the Option Plans.

     The full text of the resolution approving the Amendments is set out in Appendix F to this Management Proxy Circular.

     In addition to the Amendments, we received approval from the TSX on February 16, 2007 for an amendment to both the DSU Plan for Directors and the DSU Plan for Executives to provide that if the Board meets to approve the issue of DSUs during a blackout period, the DSUs would be granted and priced effective on the date the blackout is lifted, and not on the date of the Board meeting. The amendments approved by the TSX were of a housekeeping nature and we were not required to seek approval of shareholders under TSX rules.

APPROVALS REQUIRED

     The Amendments have been approved by the Management Development, Nominating & Compensation Committee and the Corporate Governance Committee as described above. The Amendments must also be approved by a disinterested majority vote of the Shares voted at the annual meeting (disinterested votes do not include the vote of Shares beneficially owned by directors and officers who receive compensation under the security based compensation plans). The Board unanimously recommends that you vote in favour of the adoption of the Amendments.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The annual premium in respect of directors and officers was approximately U.S.$400,000 for 2006 and U.S.$400,000 for 2007. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is U.S.$40 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of U.S.$200,000 to U.S.$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

COMPENSATION

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid for the last three fiscal years to our President and Chief Executive Officer, Chief Financial Officer and each of our three other executive officers (each, a “Named Executive Officer”) that had the highest aggregate compensation (salary and bonuses) in 2006. All long-term compensation awards consist of options to acquire our Shares and RSUs. We did not grant any share appreciation rights or make any long-term incentive plan payments in 2006.

Summary Compensation Table

						Long-Term
						Compensation
	Annual Compensation					Awards
							Restricted
						Securities	Shares
Named Executive					Other Annual	Under	or Share	All Other
Officers		Salary		Bonus(1)	Compensation	Options	Units	Compensation(3)
and Principal Position	Year	($)		($)	($)	(#)	($)	($)
John Sheridan,	2006	547,861		520,600	0	175,000	0	419,267
President and Chief	2005	116,087	(2)	0	0	0	0	2,948
Executive Officer	2004	N/A		N/A	N/A	N/A	N/A	N/A
David Smith,	2006	307,308		230,604	0	60,000	0	18,731
Vice President and	2005	291,927		227,318	0	55,000	0	17,393
Chief Financial	2004	264,629		173,200	0	35,000	0	16,508
Officer
Noordin Nanji,	2006	338,805		292,375	0	60,000	0	18,731
Vice President and	2005	324,702		264,880	0	60,000	0	86,709
Chief Customer	2004	322,156		220,773	0	35,000	0	16,508
Officer
Lee Craft,	2005	307,310		230,606	0	60,000	0	72,579
Vice President,	2005	300,009		244,736	0	65,000	0	20,906
Operations	2004	296,776		210,236	0	35,000	0	21,031
Christopher Guzy,	2006	307,308		184,483	0	60,000	0	18,731
Vice President and	2005	264,231	(4)	205,751	0	75,000	0	124,519
Chief Technology	2004	N/A		N/A	N/A	N/A	N/A	N/A
Officer

1.	Represents the total of the fair market value of Shares issued under the 2003 Share Distribution Plan and DSUs issued under the DSU Plan for Executive Officers, and/or cash paid to each Named Executive Officer as a bonus and not part of salary (other than signing bonuses and retention bonuses which are reported under “All Other Compensation”). The bonus allocation of Shares, DSUs and cash for each Named Executive Officer for the last three years is as follows:

Bonus Allocations

		Shares
		Issued		Fair
		under Share		Market	Cash
		Distribution		Value	Bonus(1)	Total
Named Executive Officer	Year	Plan	DSUs	($)	($)	($)
John Sheridan	2006	28,612	16,686	349,973	170,627	520,600
	2005	0	0	0	0	0
	2004	N/A	N/A	N/A	N/A	N/A
David Smith	2006	14,980	2,956	139,907	90,697	230,604
	2005	16,913	3,338	137,914	89,404	227,318
	2004	0	2,940	17,320	155,880	173,200
Noordin Nanji	2006	21,103	0	164,607	127,768	292,375
	2005	21,898	0	149,127	115,753	264,880
	2004	0	0	0	220,773	220,773
Lee Craft	2006	16,645	0	129,831	100,775	230,606
	2005	20,232	0	137,786	106,949	244,736
	2004	0	0	0	210,236	210,236
Christopher Guzy	2006	13,315	0	103,864	80,619	184,483
	2005	17,009	0	115,838	89,913	205,751
	2004	N/A	N/A	N/A	N/A	N/A

(1)	Cash bonus represents amount withheld by Ballard for taxes.

2.	Mr. Sheridan was appointed our interim President and Chief Executive Officer on October 12, 2005. This amount was paid to Mr. Sheridan for the period from October 12, 2005 to December 31, 2005, excluding amounts he earned as Chair of the Board.

3.	All Other Compensation includes:

	a.	A RRSP contribution paid to each Named Executive Officer: $18,000 in 2006, $16,500 in 2005 and $15,500 in 2004 except as follows: Mr. Sheridan received $2,948 in 2005; and no RRSP contributions were paid to Mr. Guzy in 2005 and 2004.

	b.	Insurance Premiums paid by us for the benefit of the Named Executive Officers as follows: Mr. Sheridan - $1,267 in 2006 and $0 in 2005; Mr. Smith - $731 in 2006, $893 in 2005 and $1,008 in 2004; Mr. Nanji - $731 in 2006, $893 in 2005 and $1,008 in 2004; Mr. Craft - $4,579 in 2006, $4,406 in 2005 and $5,531 in 2004; and Mr. Guzy - $731 in 2006 and $808 in 2005.

	c.	In addition the following payments fall under the category “All Other Compensation”: Mr. Sheridan – $400,000 signing bonus paid to Mr. Sheridan in 2006 comprising 58,737 Shares; Mr. Nanji - accrued but unpaid vacation earnings of $69,316 paid to Mr. Nanji in 2005; Mr. Craft - Includes a special bonus of $50,000 paid in cash to Mr. Craft on November 24, 2006 for Mr. Craft’s leadership of our electric drive business (Ballard Power Systems Corporation) in addition to his regular responsibilities as Vice President, Operations; and Mr. Guzy - $123,711 signing bonus paid to Mr. Guzy in 2005 (includes the issuance of 15,313 Shares for a value of $100,000 and $23,711 paid in cash).

4.	Mr. Guzy was hired on February 1, 2005. This amount was paid to Mr. Guzy from February 1, 2005 to December 31, 2005.

LONG-TERM COMPENSATION

     The following table sets forth the options to purchase our Shares granted to our Named Executive Officers on March 8, 2006 and any additional grants of options to them. No other options were granted during our fiscal year ended December 31, 2006.

Option Grants for 2006

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying Options
	Under	Employees	Exercise or	on the Date of
Named Executive	Option	in Financial	Base Price	Grant(1)
Officer	(#)	Year	($/Security)	($/Security)	Expiration Date
John Sheridan	175,000	13	7.18	7.18	March 8, 2016
David Smith	60,000	5	7.18	7.18	March 8, 2016
Noordin Nanji	60,000	5	7.18	7.18	March 8, 2016
Lee Craft	60,000	5	7.18	7.18	March 8, 2016
Christopher Guzy	60,000	5	7.18	7.18	March 8, 2016

1.	Deemed price equal to the closing price our Shares on the Toronto Stock Exchange on March 7, 2006

     The following table sets forth awards of RSUs issued to our Named Executive Officers in 2006.

Long Term Incentive Plan Awards for 2006

	Securities, Units or	Performance or Other	Estimated
	Other Rights	Period Until Maturation or	Future
Named Executive Officer	(#)	Payout	Payout
John Sheridan	110,132	March 2009 (1)	$750,000	(3)
David Smith	36,711	March 2009 (1)	$250,000	(3)
Noordin Nanji	36,711	March 2009 (1)	$250,000	(3)
	22,026	January 3, 2007 (2)	$150,000	(3)
Lee Craft	36,711	March 2009 (1)	$250,000	(3)
Christopher Guzy	36,711	March 2009 (1)	$250,000	(3)

(1)	RSUs to be redeemed based on following: (1) time vesting criteria - three year vesting period ending March 2009; and (2) performance criteria - achievement of annual cash consumption goals in each of 2006, 2007 and 2008.

(2)	RSUs were awarded on March 8, 2006 and redeemed January 3, 2007 on successful completion of performance criteria: achievement of our cogeneration goals for 2006 and Mr. Nanji’s special assistance for Chief Executive Officer transition.

(3)	Calculated on basis of our share price ($6.81) on date of RSU grant (March 8, 2006).

     The following table sets forth any outstanding options to purchase Shares exercised in 2006 and the values of all outstanding options to purchase Shares held by our Named Executive Officers as at December 31, 2006.

Aggregated Option Exercises During 2006 and Year-End Option Values

	Securities						Value of Unexercised
	Acquired	Aggregate	Unexercised Options at				in-the-Money Options at
Named	on	Value	December 31, 2006				December 31, 2006(1)
Executive	Exercise	Realized	(#)				($)
Officer	(#)	($)	Exercisable		Unexercisable		Exercisable	Unexercisable
				Option		Option
				Exercise		Exercise
			Number	Price ($)	Number	Price ($)
John Sheridan	0	0	6,000	88.50	175,000	7.18	0	0
			2,500	43.50			0
			6,000	38.75			0
David Smith	0	0	30,000	152.00	11,667	13.76	0	0
			30,000	71.00	36,667	7.57	0	0
			15,000	43.80	60,000	7.18	0	0
			45,000	38.75			0
			40,000	14.68			0
			23,333	13.76			0
			18,333	7.57			0
Noordin Nanji	0	0	3,000	11.82	11,667	13.76	0	0
			7,500	35.00	40,000	7.57	0	0
			50,000	42.90	60,000	7.18	0	0
			60,000	40.25			0
			60,000	192.00			0
			60,000	71.00			0
			15,000	43.80			0
			60,000	38.75			0
			50,000	14.68			0
			23,333	13.76			0
			20,000	7.57			0
Lee Craft	0	0	60,000	38.75	11,667	13.76	0	0
			40,000	14.68	43,334	7.57	0	0
			23,333	13.76	60,000	7.18	0	0
			21,666	7.57			0
Christopher	0	0	13,333	7.95	26,667	7.95	0	0
Guzy			11,666	7.57	23,334	7.57	0	0
					60,000	7.18		0

1.	Calculated on basis of $6.66 share price (December 29, 2006)

EQUITY COMPENSATION PLAN INFORMATION

     The following table sets out, as of December 31, 2006, the number of securities we are authorized to issue under our equity compensation plans and the relevant exercise prices at which such securities may be issued.

			Number of securities
			remaining available for
	Number of securities	Weighted average	future issuance under
	to be issued	exercise price	equity compensation
	upon exercise of	of outstanding	plans [excluding
	outstanding options,	options, warrants	securities reflected in
	warrants and rights	and rights	column (a)]
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by
security holders	6,699,538 (1)	$29.23	6,473,497
Equity compensation plans not approved
by security holders	0	0	0
Total	6,699,538	$29.23	6,473,497

1.	Shares issuable under the 2003 Share Distribution Plan, the DSU Plan for Directors, the DSU Plan for Executive Officers and the RSU Plan will be satisfied with Shares reserved under the 2003 Share Distribution Plan.

     For a more detailed description of our equity compensation plans, see “Share Incentive Plans” in our Annual Information Form dated March 20, 2007, which is incorporated by reference into this Management Proxy Circular.

REPORT ON EXECUTIVE COMPENSATION

     The Management Development, Nominating & Compensation Committee is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including annual and long-term equity-based incentive plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. The committee also seeks the advice and recommendations of our President and Chief Executive Officer, and Vice President, Human Resources, with respect to the compensation of our other executive officers.

Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent,

(b)	motivate short-term and long-term performance by directly linking annual incentive compensation opportunities to performance, and

(c)	link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

      Our compensation program for our executive officers has three primary components:

(a)	annual salary,

(b)	annual incentives (bonus) paid in the form of Shares, DSUs, cash or a combination of these instruments, and

(c)	equity-based, long-term incentives comprised of awards that may be issued under our Option Plans or RSU Plan.

     In September 2005, the Management Development, Nominating & Compensation Committee retained the services of Towers Perrin Human Resource Services (“Towers Perrin”) to assess the validity of the selected companies for market comparison purposes. Towers Perrin concluded that the target comparator market should be changed to include companies with lower market capitalization. The committee selected nine Canadian and 10 U.S. companies. Towers Perrin was paid a fee of $31,668 for its services. In August 2006, Watson Wyatt Worldwide (“Watson Wyatt”) was retained to confirm the ongoing validity of the comparator companies and to conduct an analysis on the positioning of our executive officer compensation levels relative to the target comparator market. Watson Wyatt was paid a fee of $20,000 for its services.

     Our overall compensation objective is to pay executives at the average of the 75th percentile of the Canadian comparator group and the median of the U.S. comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average. We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to individual and corporate performance. For 2006, approximately 68% of the annual compensation earned by each executive officer came from variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, equity-based annual incentives and equity-based long-term incentives (including share options and RSUs).

Annual Salary

     The Management Development, Nominating & Compensation Committee approves, on behalf of our Board, salary guidelines and salary adjustments for our executive officers by reference to:

(a)	comparative market assessments performed by compensation consultants,

(b)	the experience and qualifications of each executive officer,

(c)	the individual performance of each executive officer, and

(d)	the roles and responsibilities of each executive officer.

Annual Incentives

     Annual incentive targets are set as a percentage of annual salary. Each executive officer’s actual 2006 bonus was based on a combination of his individual performance and our corporate performance. At the beginning of each year, key corporate objectives are set by the Board to represent a broad range of goals. In 2006, our key corporate goals and relative achievements of those goals were:

(a)	Technology leadership - in automotive technology development activities with respect to the U.S. Department of Energy’s high volume commercialization targets, we met or exceeded our goals for cost, freeze start, and volumetric power density. The durability target of 2,300 hours was not achieved at year end. The durability test was ongoing at year end and is expected to be reached in the second quarter of 2007.

(b)	Product development – delivered the next generation automotive fuel cell prototype, designed to meet customer requirements for longer life and improved freeze start capability, and delivered the next generation residential cogeneration fuel cell prototype, designed to meet the Japanese government’s targets for longer life and reduced cost.

(c)	Product sales –exceeded targeted product volume of 750 units in the residential cogeneration and materials handling markets.

(d)	Revenue – achieved revenue of US$62 million, which was in the upper half of our guidance range of US$55 to US$65 million.

(e)	Operating cash consumption – achieved operating cash consumption of US$51.4 million, which was at the low end of the guidance range of US$50 to US$65 million.

     At the end of the year, total performance relative to all of the corporate objectives is measured to determine a “corporate performance multiplier”. If we achieve all of our corporate objectives at the 100% level, the “corporate multiplier” is calculated to be 100%. The “corporate multiplier” could range from zero to 150%, depending on the extent to which we meet or exceed our corporate objectives. In 2006, the corporate multiplier was 93.8%.

     Executive Officers’ Individual Performance (for Chief Executive Officer, see section entitled “Chief Executive Officer Compensation”)

     In addition to the establishment of the corporate objectives, individual goals are set for executive officers relative to their respective accountabilities. Examples of these goals include:

(a)	individual sales targets for specific markets,

(b)	specific product and technology development milestones,

(c)	production yield and efficiency objectives,

(d)	on-time customer delivery performance, and

(e)	employee development and retention.

     Each executive officer’s performance is measured against his individual goals and a specific individual performance multiplier is assigned to each executive officer. The corporate multiplier and the executive officer’s individual performance multiplier are used together with the individual’s target bonus percentage to determine his annual bonus using the following formula: annual salary x target bonus percentage x individual performance multiplier x corporate multiplier. Our executive officers’ individual performance multipliers for 2006 ranged from 80% to 115%.

Award of Annual Incentive

     Under the annual bonus plan, each executive officer elects to receive his bonus in Shares or DSUs, and at our discretion, all or a portion of the bonus can also be paid in cash. In February 2007, bonuses for 2006 were authorized to be paid in Shares, net of statutory deductions, and DSUs. Shares may be traded immediately while DSUs may only be redeemed for Shares upon the executive officer’s retirement or departure from Ballard. The provisions of the American Jobs Creation Act of 2004 (U.S. federal legislation) apply to our DSU Plan for Executive Officers. As bonuses are performance based, and as the results are not known until the end of the performance period (year-end), each executive officer is required to make an annual election to receive his incentive compensation in the form of Shares and/or DSUs, net of statutory deductions, by June 30th of each year. Our DSU Plan for Executive Officers allows our Shares to be issued to our executive officers as incentive compensation as well as for redemption of DSUs. The Management Development, Nominating & Compensation Committee reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the methodology described in the foregoing section. In adopting this philosophy of equity-based incentive compensation, we understand that our executive officers will, from time to time, sell Shares for a variety of reasons; however, they remain subject to our share ownership guidelines. See section entitled “Minimum Share Ownership Guidelines” below.

Long-Term Incentives

     We provide our executive officers with equity-based long-term incentives through our Option Plans and RSU Plan. These plans are designed to reinforce the connection between executive officer remuneration and our performance, by motivating and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award.

Share Options

     Share options are granted annually, taking into consideration the responsibilities and performance of each participant.

     Under our Option Plans:

(a)	the exercise price is determined by the Board, but must not be less than the closing price per Share on the TSX on the last trading day before the effective date of the option, and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option in each of the second, third and fourth years of the term of the option, and in addition, during any year of the term, as to a total number of the Shares as to which the option could have been, but was not, exercised during the preceding years.

Restricted Share Units

     Any redemption of RSUs will be satisfied with Shares reserved under the 2003 Share Distribution Plan or any successor plans. The RSU Plan provides for vesting over periods of up to three years and awards may be subject to certain performance criteria, both as determined by the Board. Employees and executive officers are eligible to receive RSUs under our RSU Plan.

     On March 8, 2006, 352,423 RSUs were issued to all of our executive officers, including our President and Chief Executive Officer. Vesting criteria for these awards are as follows: (1) time vesting criteria - three year vesting period ending March 2009; and (2) performance criteria - achievement of annual cash consumption goals in each of 2006, 2007 and 2008. In addition, a separate award of 22,026 RSUs was granted to Mr. Nanji with vesting to occur January 3, 2007, contingent upon achievement of our cogeneration goals for 2006 and Mr. Nanji’s special assistance for Chief Executive Officer transition.

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares.

     For executive officers other than the President and Chief Executive Officer, the minimum share ownership guideline is equal to the lesser of:

     (a)     an amount equal to annual base salary divided by the fair market value of our Shares, or

     (b)     11,000 Shares.

     In 2006, the policy for the President and Chief Executive Officer was reviewed and the equity ownership requirement for the President and Chief Executive Officer was increased such that the minimum share ownership guideline is equal to the lesser of:

     (a)     the number of Shares that have a value of three times the President and Chief Executive Officer’s base salary, or

     (b)     181,903 Shares.

     The fair market value is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. The share acquisition period is five years from the date of the implementation of the ownership guidelines or, for executive officers that joined us after 2003, five years from the date of hire. All of our executive officers are on track to achieve the relevant guideline.

Chief Executive Officer Compensation

     Mr. John Sheridan was appointed President and Chief Executive Officer on February 22, 2006 following his service as interim Chief Executive Officer since October 12, 2005. As interim Chief Executive Officer, Mr. Sheridan was paid a monthly base salary of $52,400, with no provision for benefits, bonus or long-term incentive compensation. When the Board appointed Mr. Sheridan as President and Chief Executive Officer, his base salary was established at $530,000 per year. Mr. Sheridan’s target bonus, subject to the successful achievement of corporate and individual performance goals, is equal to 100% of his annual salary. In addition, Mr. Sheridan is entitled to receive a car allowance ($14,400 annually), RRSP contributions ($18,000 in 2006), insurance premiums paid by us on Mr. Sheridan’s behalf ($1,267 in 2006) and financial planning fees ($0 in 2006).

     On March 8, 2006, Mr. Sheridan was granted the following long term incentive awards: an option to purchase 175,000 Shares as a new hire grant (at an exercise price of $7.18); an RSU award of $750,000 (110,132 RSUs at a price of $6.81 per Share) and a signing bonus valued at $400,000, paid by the issuance of Shares. The RSU award is a three-year vesting award, with performance criteria that enable one-third of the award to vest on the achievement of our cash consumption goals in each of 2006, 2007 and 2008.

     For the year 2006, the individual performance goals established for Mr. Sheridan by the Board and summary results were:

1)	solidify strategic direction and positioning – developed comprehensive strategic plan and supporting financial plan and implementation plans for each market segment;

2)	execution and delivery of technology and product development, operational and financial priorities – the key goals were met with goals on cash management, revenue, and product volumes exceeded;

3)	strengthen strategic partnership relationships – initiated processes that have led to improvements in operating models with Ballard’s partners and have set the stage for further growth; and

4)	shareholder value performance – Ballard significantly outperformed peers in the fuel cell sector.

     Mr. Sheridan’s bonus of $520,600 for 2006 based on an individual performance multiplier of 1.3 reflects these achievements.

     Submitted by the Management Development, Nominating & Compensation Committee:

     Dr. Gerri Sinclair (Chair)
     Ian Bourne
     David Sutcliffe
     David J. Smith

PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2001 with the total cumulative return of $100 on the S&P/TSX Composite Index for the last five years.

	2001	2002	2003	2004	2005	2006
	(Dec 31)	(Dec 31)	(Dec 31)	(Dec 31)	(Dec 31)	(Dec 31)
Ballard	100	37	33	17	10	14
S&P/TSX Composite Index	100	86	107	120	147	168

EMPLOYMENT AGREEMENTS

Named Executive Officers

     All of our Named Executive Officers’ employment agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions.

     The annual salary paid to each of our Named Executive Officers under employment agreements for 2006 was as follows: Mr. Sheridan received $547,861 (Mr. Sheridan’s annual base salary under his employment agreement is $530,000 but his annual salary in 2006 included amounts received as interim Chief Executive Officer) Mr. Smith received $307,308, Mr. Nanji received $338,805, Mr. Craft received $307,310 and Mr. Guzy received $307,308.

     Pursuant to the employment agreements, if we terminate a Named Executive Officer’s employment we are required to provide 12 months’ notice plus one month’s notice for every year of employment completed with us to a maximum of 24 months. Generally, if the employment of a Named Executive Officer is terminated by us after a change of control, or a Named Executive Officer resigns following a change of control and the occurrence of certain events, including those related to an adverse change in his status or duties, the Named Executive Officer will instead be entitled to receive a payment equal to twice his annual compensation, up to $25,000 for job counselling services, and reimbursement of the costs associated with finding alternative employment, up to an amount equal to 10% of his annual compensation. Further, any unvested options to purchase our Shares and RSUs (provided that performance criteria for such RSUs are satisfied or amended) will vest immediately. A “change of control” under the employment agreements is deemed to occur, among other things, on the acquisition of at least 50% of our outstanding Shares by a person or group of persons acting together, on the sale of all or most of our assets or upon our merger or amalgamation with another company. Annual compensation is defined as the sum of the Named Executive Officer’s annual base salary, the value of his annual benefits and the greater of the present year’s bonus or previous year’s bonus.

COMPENSATION OF DIRECTORS

     We remunerate directors who are not executive officers or non-independent directors for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors in 2006:

Annual Retainer (Non-Executive Chair of the Board) - Payable in Shares or DSUs, and up to 1/3 in
Cash	$172,000
Annual Retainer (Director) - Payable in Shares or DSUs	$45,000
Annual Retainer (Committee Chairs) – Payable in Shares, DSUs or Cash
- Audit Committee	$13,000
- All other Committees	$5,000
Annual Retainer for Committee Members – Payable in Shares, DSUs or Cash
-Audit Committee	$3,000
-All other Committees	$1,500
Committee Meeting Attendance Fee (per meeting) – Payable in Cash
- Committee Chair	$1,400
- Committee Member	$1,300
Board Meeting Attendance Fee (per meeting) – Payable in Cash	$1,500

     Each independent director who is a U.S. resident receives the same nominal consideration as described above, but such compensation is paid in U.S. dollars rather than Canadian dollars and any equity based compensation is adjusted accordingly.

     At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board.

     Directors are also reimbursed for travel and other reasonable expenses incurred in connection with attending Board meetings. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of $2,250 (or U.S.$2,250 in the case of a U.S. resident), in recognition of the additional time required to travel to and from the meeting or meetings.

     We satisfy our directors’ annual retainers utilizing 100% equity-based compensation. Starting in 2003, we ceased the practice of annual grants of share options to our independent directors. Meeting attendance fees are paid in cash.

     Under the DSU Plan for Directors, each independent director may elect to receive a number of DSUs to satisfy his or her total annual retainer. A DSU under this plan is a notional Share having the same value as a Share at the time of grant. However, a DSU is not redeemed until the director leaves the Board and its value on redemption will be based on the value of our Shares at that time. The DSU Plan for Directors thereby provides the financial equivalent of an ongoing equity interest in us through our directors’ Board service. Directors are entitled to elect to participate in the DSU Plan for Directors or to receive their annual retainers in Shares. The 2003 Share Distribution Plan or successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors and any issuance of Shares to satisfy the annual retainer.

     In 2006, compensation was paid to the directors as follows:

	Fees Earned	DSUs	Value of	Shares	Value of	Total	Total
	or Paid in	Granted	DSUs	Granted	Shares	Value	Compensation
Name	Cash ($)	(#)	($)	(#)	($)	($)	($)
Ian Bourne	31,077	21,086	133,098	0	0	0	164,175
Ed Kilroy	22,500	9,199	58,000	0	0	0	80,500
John Sheridan(1)	1,500	6,314	43,000	0	0	0	44,500
Dr. Gerri Sinclair	19,200	6,921	43,270	176	5.92	1,042	63,513
David J. Smith(2)	12,000	2,547	15,000	1,358	5.89	8,000	35,000
David Sutcliffe	17,900	7,837	49,500	0	0	0	67,400
Mark Suwyn	US 13,800	8,495	US 47,250	0	0	0	US 61,050
Douglas Whitehead	28,900	7,124	45,000	0	0	0	73,900

1.	Mr. Sheridan was paid as a director and Chair of the Board for the period from January 1, 2006 to February 22, 2006, at which point he was appointed our President and Chief Executive Officer and stepped down as Chair.

2.	Mr. Smith was elected to our Board on May 10, 2006.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows securities beneficially owned by all directors and each of the Named Executive Officers as at March 26, 2007.

	Amount and
	Nature of
	Beneficial	Percent of Class
Name of Beneficial Owner	Ownership	(%)
Named Executive Officers
John Sheridan	58,213 Shares
	57,942 DSUs	0.1014
David Smith	3,842 Shares
	11,125 DSUs	0.0131
Noordin Nanji	95,369 Shares
	0 DSUs	0.0832
Lee Craft	32,191 Shares
	12,613 DSUs	0.0391
Christopher Guzy	11,002 Shares
	0 DSUs	0.0096
Directors
Ian Bourne	1,824 Shares
	42,091 DSUs	0.0383
Ed Kilroy	2,424 Shares
	24,456 DSUs	0.0235
Dr. C.S. Park	2,001 Shares
	0 DSUs	0.0017
Dr. Gerri Sinclair	176 Shares
	10,858 DSUs	0.0096
David J. Smith	1,358 Shares
	5,987 DSUs	0.0064
David Sutcliffe	3,600 Shares
	11,620 DSUs	0.0133
Mark Suwyn	1,130 Shares
	25,954 DSUs	0.0236
Douglas Whitehead	4,383 Shares
	23,008 DSUs	0.0239
All Directors and Named	222,067 Shares
Executive Officers	225,653 DSUs	0.3867

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     To the best of our knowledge, none of our directors, nominees for election as a director, or executive officers or any of the principal shareholders set out under “Voting Shares and Principal Holders Thereof” (or any affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     In compliance with Sarbanes-Oxley, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

     As at March 26, 2007, the aggregate indebtedness of our current or former directors, officers or employees is as follows:

Aggregate Indebtedness ($)
	To the Company	To Another
Purpose	or its Subsidiaries	Entity
Share purchases	0	0
Other	$ 75,000	0

ADDITIONAL INFORMATION

     Additional information relating to us is included in the following public filings, which filings are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Management Proxy Circular:

  Annual Information Form dated March 20, 2007;

  Audited Annual Financial Statements for the year ended December 31, 2006 together with the auditors’ report thereon; and

  Management’s Discussion and Analysis for the year ended December 31, 2006.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

     Any shareholder who intends to present a proposal at our 2008 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

  must be received by us no later than December 26, 2007, and must comply with the requirements of section 137 of the Canada Business Corporations Act.

     We are not obligated to include any shareholder proposal in our proxy materials for the 2008 annual shareholders’ meeting if the proposal is received after the December 26, 2007 deadline.

     Our Board has approved the contents and the sending of this Management Proxy Circular.

BY ORDER OF THE BOARD

“Stephanie Chan”
STEPHANIE CHAN
General Counsel and Corporate Secretary

Dated: March 26, 2007

APPENDIX A

     BOARD OF DIRECTORS MANDATE

SCOPE

     The board of directors is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The board of directors guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. The board members are kept informed of the Corporation’s operations at meetings of the board and its committees, and through reports and analyses by, and discussions with, management. The board is composed of a majority of independent and unrelated directors. The board manages the delegation of decision-making authority to management through board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

DUTIES AND RESPONSIBILITIES

     The board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

A) Meetings

     Meetings of the board will be held as required, but generally six times a year. In addition, the board will ensure that two in-camera sessions of all directors – one excluding management, and the second excluding management and related directors – are held at the end of each regular in-person board meeting.

B) Selection of Management

     The board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Management Development, Nominating & Compensation Committee, the board is also responsible for approving the appointment and reviewing the remuneration of all executives who are appointed by the board. The board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

C) Corporate Strategy

     The board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the board expects management to achieve the corporate goals set by the board, and the board monitors throughout the year the progress made against these goals.

     In addition, the board approves key transactions which have strategic impact to Ballard, such as acquisitions, key collaborations, key supply arrangements and strategic alliances. Through the delegation of signing authorities, the board is responsible for setting out the types of transactions which require approval of the board before completion.

D) Fiscal Management and Reporting

     The board monitors the financial performance of Ballard and must ensure that the financial results are reported (a) to shareholders and regulators on a timely and regular basis, and (b) fairly and in accordance with generally accepted accounting principles. The board must also ensure that all material developments of Ballard are disclosed

APPENDIX A

BOARD OF DIRECTORS MANDATE

to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the board reviews and approves the Annual Report, which is sent to shareholders of Ballard and describes the achievements and performance of Ballard for the preceding year. The Audit Committee also approves (subject to shareholder ratification) the appointment of Ballard’s auditors on an annual basis.

E) Legal Compliance

     The board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F) Statutory Requirements

     The board is responsible for approving all matters which require board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the board as they arise.

G) Formal Board Evaluation

     The board, through a process led by the Corporate Governance Committee, conducts an annual evaluation and review of the performance of the board, board committees, and the Chair of the Board. The Corporate Governance Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve board effectiveness. The Corporate Governance Committee discusses the results of the evaluation and the recommended improvements with the full board. In addition, each individual director’s performance is evaluated and reviewed regularly through a director peer evaluation.

H) Risk Management

     The board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The board is also responsible for the integrity of the Corporation’s internal controls and management of information systems.

I) External Communications

     The board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report which contains a summary of the feedback and common enquiries received from shareholders, as well as a board of directors e-mail address which has been set up for the public to submit messages to the board of directors.

APPENDIX B

TERMS OF REFERENCE
INDIVIDUAL DIRECTOR

MANDATE

     In carrying out his or her responsibilities as a member of the board of directors, each director owes a fiduciary duty to Ballard and must ensure that he or she:

A)	acts honestly and in good faith with a view to the best interests of Ballard; and

B)	exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

DUTIES AND RESPONSIBILITIES

A)	In carrying out his or her mandate as a director, each director must:

	(i)	maintain confidentiality of all information which is learned in his or her capacity as a director;

	(ii)	exercise good judgment and act with integrity;

	(iii)	avoid conflicts of interest;

	(iv)	disclose contracts or arrangements in which the director has an interest;

	(v)	be an available resource to management and the rest of the board;

	(vi)	ensure that Ballard operates according to best practices;

	(vii)	support and encourage legal, ethical and credible business practices;

	(viii)	act and function independently of management; and

	(ix)	be available for communications with the Chair and/or CEO between meetings;

B)	To promote the effectiveness of Board and committee meetings, each director must:

	(i)	prepare for such meetings by reviewing the materials sent out in advance of the meeting;

	(ii)	attend each meeting whenever possible;

	(iii)	be in attendance for the full duration of the meeting, whenever possible;

	(iv)	have acquired adequate information necessary for decision making;

	(v)	participate fully and frankly in deliberations and discussions during the meeting;

	(vi)	encourage free and open discussion of the affairs of Ballard by the board members; and

	(vii)	question senior management appropriately regarding strategy, operations and results;

C)	In order to be able to make well informed decisions, each director must:

	(i)	remain knowledgeable about Ballard’s products and industry;

	(ii)	develop a thorough understanding of Ballard’s role in the industry and the community;

	(iii)	maintain an understanding of the regulatory, business, social and political environments in which Ballard operates; and

	(iv)	remain knowledgeable about Ballard’s facilities and visit them when appropriate.

APPENDIX C

AUDIT COMMITTEE MANDATE

PURPOSE

     The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

     More specifically the purpose of the Committee is to satisfy itself that:

A)	the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)	the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)	the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)	the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee has the authority to terminate the external auditors’ engagement;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

     In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

APPENDIX C

AUDIT COMMITTEE MANDATE

COMPOSITION AND ELIGIBILITY

A)	Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Canadian Securities Administrators under Multilateral Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)	Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)	If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)	A majority of Committee members constitute a quorum.

F)	The Committee will appoint its own Secretary, who need not be a director, who will be responsible for taking and keeping the Committee’s meeting minutes.

G)	All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)	At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority. The financial expert must have all of the following five attributes:

(i) an understanding of Generally Accepted Accounting Principles (“GAAP”) or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv) an understanding of internal controls and procedures for financial reporting; and

(v) an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

APPENDIX C

AUDIT COMMITTEE MANDATE

	(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

	(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I)	Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

MEETINGS AND OPERATIONS

A)	The Committee will meet at least quarterly. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions. The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)	If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

C)	All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions. The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions. All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

D)	The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

E)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)	The minutes of all meetings of the Committee will be provided to the board of directors. The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

G)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

H)	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

APPENDIX C

AUDIT COMMITTEE MANDATE

J)	The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

	(iv)	annually review the Mandate of the Committee;

	(v)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

	(vi)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee to the board;

	(vii)	establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

	(viii)	discuss and consider policies with respect to risk assessment and risk management, including:

		a)	review and periodic approval of management’s risk philosophy and risk management policies;

		b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

		c)	discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

	(ix)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors. This will include significant transactions which have occurred in the quarter.

C)	Annual Financial Statements and Other Financial Information

The Committee will:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

APPENDIX C

AUDIT COMMITTEE MANDATE

	(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

	(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(v)	review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

	(vii)	before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

	(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

	(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)	Relationship with External Auditors

The Committee will:

	(i)	appoint the external auditors (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee, and the Committee has the authority to terminate the external auditors’ engagement. The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

	(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

	(iii)	review the quarterly and annual representation letters given by management to the external auditors;

	(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

	(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

APPENDIX C

AUDIT COMMITTEE MANDATE

(vi)	approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

	a)	bookkeeping services;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	f)	investment banking, broker, dealer or investment advisor services;

	g)	management and human resources services;

	h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	i)	any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissable.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

	a)	all critical accounting policies and practices;

	b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

	c)	any other material written communications between the external auditors and management;

	d)	the internal quality-control procedures of the external auditors;

	e)	any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

	f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)	ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

APPENDIX C

AUDIT COMMITTEE MANDATE

E)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report; and

	(iii)	review and approve the Foreign Exchange Policy.

F)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

	(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

	(ii)	reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

	(iv)	ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

	(i)	The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

	(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

	(iii)	The Committee will annually review and approve the internal audit plan.

H)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating & Compensation Committee, including, but not limited to, executive employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

APPENDIX C

AUDIT COMMITTEE MANDATE

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

	(v)	receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(vi)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

	(vii)	review the terms and conditions of each related party transaction;

	(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

	(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

	(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

I)	Other

The Committee will:

	(i)	perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

	(ii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

	(iii)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval; and

	(iv)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO.

PERFORMANCE EVALUATION

J)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

APPENDIX C

AUDIT COMMITTEE MANDATE

COMMITTEE TIMETABLE

     The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

PURPOSE

     The purpose of the Management Development, Nominating & Compensation Committee (the “Committee”) is to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION

A)	All of the members of the Committee must be unrelated/independent directors. There will be at least three members of the Committee.

B)	The Committee Chair will be appointed by the Committee.

MEETINGS

A)

The Committee will appoint its own Secretary, who need not be a director. The Secretary in conjunction with the Chair of the Committee will draw up an agenda which will be circulated in advance to the members of the Committee with the materials for the meeting. The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

B)

All directors who are not members of the Committee will be given notice of every meeting of the Committee and will be allowed to attend as observers. In addition, the Committee may require certain members of senior management to attend particular meetings.

C)

The President and CEO will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives or employees of the Corporation will attend at the request of the Committee.

D)	Meetings will be chaired by the Chair of the Committee, or in his absence by a member chosen by the Committee from among themselves.

E)	The Committee will meet at least four times per year.

F)	A quorum for transaction of business in any meeting of the Committee is a majority of members.

G)

The board will be kept informed of the Committee’s activities by an oral report, presented by the Chair of the Committee, to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to members of the board.

H)

All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Determine remuneration and other benefits of the Corporation’s executive officers and consultants and performance bonuses and long term incentives for the Corporation’s employees

In fulfilling this responsibility, the Committee will

(i)	Annually approve and recommend to the board of directors of the Corporation the corporate multiplier reflecting the Corporation’s prior year performance,

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

(ii)

Annually review the Corporation’s performance bonus plan, approve performance bonus awards to the Corporation’s non-executive employees, and recommend to the board of directors of the Corporation any issuances of common shares of the Corporation in payment of such performance bonuses,

(iii)	Annually approve long term incentive awards to the Corporation’s non-executive employees, and recommend to the board of directors of the Corporation any issuances of equity based incentives,

(iv)	annually approve the CEO’s personal performance goals,

(v)

determine the remuneration, benefits and terms and conditions of employment of the CEO in light of the Corporation’s financial and non-financial performance, and recommend to the board of directors of the Corporation any issuances of equity based compensation. Where the CEO is also the Chair of the Board, the Committee will also receive input from the Corporate Governance Committee on the evaluation and performance of the Chair of the Board,

(vi)	approve the remuneration of the other executive officers of the Corporation, and recommend to the board of directors of the Corporation any issuances of equity based compensation,

(vii)

have the authority to appoint, determine the level of remuneration for, oversee and terminate services provided by, consultants. Any consultants engaged by the Corporation at the direction of the Committee will report directly to the Committee, and

(viii)	set and review executive share ownership guidelines and monitor compliance.

B)	Recommend Board Nominees

The Committee will seek out and recommend to the board of directors the nominees for appointment, election or re-election to the board.

C)	Review and approve the Corporation’s equity-based incentive plans and recommend to the board of directors of the Corporation distributions under such plans

In fulfilling this responsibility the Committee will

(i)	review eligibility criteria and award guidelines,

(ii)	review the proposals of the CEO and approve and make determinations on equity-based incentive plans such as share option and share distribution plans, including any amendments thereto, and

(iii)	review the proposals of the CEO and approve option, share and share equivalent allocations, and make recommendations to the board regarding the issuance of such options, shares and share equivalents.

D)	Succession Planning

As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and as deemed necessary by the Committee, any other officers or employees of the Corporation.

In fulfilling this responsibility for succession plans for directors, the Committee will

(i)	develop and regularly review director qualification standards,

(ii)	develop a procedure for director selection to ensure that a broad number of skills are present on the board, and

(iii)	to the extent required by applicable laws or regulations, ensure that there is a procedure to allow individual shareholders to recommend director nominees to the Committee for consideration.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

In fulfilling this responsibility for succession plans for executive officers, the Committee will

(i)	review the functions of officers of the Corporation,

(i)	review and discuss qualifications of proposed candidates named in succession plans, and

(ii)	provide guidance to management with respect to the succession plans.

E)	Review and approve regulatory filings

The Committee will review and approve the disclosure to be made of director and executive remuneration in the Management Proxy Circular.

F)	Seek information from the Corporation or independent advisors

The Committee will have the authority to seek any information that it requires from any officer or employee of the Corporation. The Committee is authorized to obtain such independent advice as it considers necessary.

G)	Other

The Committee will

(i)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval;

(ii)	perform an annual evaluation of its performance, having regard to the issues reviewed during the year; and

(iii)	review the results arising from the Corporation’s annual employee survey, in years in which one is conducted.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

     The timetable set out below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

____________________

(1)	Review

(2)	Approve

(3)	Approve and recommend for board approval

APPENDIX E

CORPORATE GOVERNANCE
COMMITTEE MANDATE

PURPOSE

     The purpose of the Corporate Governance Committee (the “Committee”) is to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees, and to monitor director compensation matters. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION

A)	The Committee will have a majority of unrelated/independent directors.

B)	The Committee will appoint its own Chair.

C)	The Committee will be composed of no fewer than four and no more than six directors.

MEETINGS

A)	Meetings of the Committee will be held as required, but at least four times a year.

B)

The Committee will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Committee, will draw up an agenda which will be circulated in advance to the members of the Committee along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or in his absence by a member chosen by the Committee from among themselves.

D)	The Committee will conduct an in-camera session at the end of each Committee meeting without management present.

E)

The President and CEO and Chair of the Board will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executive officers or employees of the Corporation will attend at the request of the Committee.

F)

All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, other than in cases where the Committee wishes to meet in-camera.

G)	A quorum for transaction of business in any meeting of the Committee is a majority of members.

H)

The board will be kept informed of the Committee’s activities by an oral report presented to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to the directors.

I)

All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Monitor corporate governance issues

In fulfilling this responsibility, the Committee will:

	i)	advise the Chair of the Board and the board of directors on matters of corporate governance;

	ii)	advise the board on issues of conflict of interest for individual directors;

APPENDIX E

CORPORATE GOVERNANCE
COMMITTEE MANDATE

iii)	conduct, on an annual basis, an assessment of the effectiveness of the board, the committees of the board, and the individual directors, and report on such assessments to the full board;

iv)	annually review the mandates for the board, each board committee and board committee chair, and terms of reference for individual directors;

v)	recommend to the board the approval of each document referenced in (A)(iv);

vi)	set and monitor minimum attendance guidelines for board of directors and committee meetings;

vii)	set and periodically review director minimum share ownership requirements;

viii)	develop, in conjunction with the Chair of the Board and the President & CEO, and review, annual board goals or improvement priorities;

ix)

consider and approve, where appropriate, requests by individual directors to engage the services of outside experts and advisors at the expense of the Corporation, so long as the CEO is given full knowledge of such engagement, unless the provision of such knowledge would be inappropriate in the circumstances;

x)

at the request of the board, consider any other matters which will assist the board to meet its responsibilities regarding corporate governance matters, including adherence to any governance guidelines or rules established by applicable regulatory authorities;

xi)	develop guidelines for the required resignation of directors and assess performance of directors; and

xii)	annually review the corporate governance disclosure contained in the Corporation’s management proxy circular and annual information form.

B)	Recommend to the board of directors the size of the board and the membership of all board committees

The Committee will make a recommendation to the board annually on the size of the board. The Committee will also recommend to the board annually the directors for appointment to the board committees.

C)	Organize, review and recommend continuing education programs and policies relating to directors

As required, the Committee will:

i)

with the assistance of management, organize and provide an appropriate orientation and education program for new directors, provide continuing education materials to directors and organize and recommend educational presentations to be made to the board where appropriate; and

	ii)	review from time to time any policies with respect to term limits for length of service by, and mandatory retirement age of, directors.

D)	Determine the compensation of the directors

The Committee will review the adequacy and form of compensation for directors and ensure that such compensation realistically reflects the responsibilities and risks involved. The Committee will also review and approve any equity compensation plans, including any amendments thereto, relating to the issuance of equity compensation to directors.

E)	Evaluate the performance of the Chair of the Board

The Committee will evaluate the performance of the Chair of the Board.

APPENDIX E

CORPORATE GOVERNANCE
COMMITTEE MANDATE

In fulfilling this responsibility, the Committee will:

	i)	establish formal performance objectives;

	ii)	monitor the performance of the Chair of the Board; and

	iii)	provide formal and informal feedback on performance.

F)	Develop and implement succession planning strategies for the Chair of the Board

G)	Assess responsibilities of management

The Committee will assess the relationship between the board and executive officers and recommend, as necessary, limits on the authority of management where board input is required.

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX F

FORM OF RESOLUTION

     Upon motion, duly proposed and seconded, it was RESOLVED THAT the proposed amendments to the security based compensation plans of the Corporation substantially as described in the Circular of the Corporation dated March 26, 2007 be approved.

Ballard Power Systems Inc.

  Management’s Discussion and Analysis

  Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

     The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2006. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 18 to the consolidated financial statements for the year ended December 31, 2006. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated February 19, 2007.

     All amounts in this report are in U.S. dollars, unless otherwise stated.

BUSINESS OVERVIEW

     Ballard is recognized as a leader in the design, development, manufacture and sale of proton exchange membrane (“PEM”) fuel cells. Our strategy is two-pronged:

  Build the leading market positions for fuel cell stacks in each of the nearer-term markets of residential cogeneration, materials handling and backup power by leveraging our partnerships and expertise in technology, product development and manufacturing; and

  Strengthen our automotive fuel cell stack technology leadership by working closely with our Alliance partners and strategic suppliers.

     We operate in three market segments:

1.	Power Generation: PEM fuel cell products and services for residential cogeneration, materials handling and backup power markets;

2.	Automotive: PEM fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

     We are based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales and customer service facilities in Dearborn, Michigan; sales, research and development and manufacturing facilities in Lowell, Massachusetts; and sales and customer service facilities in Nabern, Germany. We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan.

     Our goal is to be the leading supplier of high quality, competitively priced fuel cell products in our respective markets. To help us achieve that, we have adopted an Integrated Management System that incorporates Quality, Environment, Health, and Safety business practices.

     Our Integrated Management System is third-party registered to the following standards: ISO 9001:2000 (Quality); ISO 14001:2005 (Environment); OHSAS 18001:1999 (Health & Safety); and ISO/TS 16949:2002 (Quality - Automotive).

     In 2006, we developed a sharper focus on our core fuel cell stack business and placed a heightened priority on nearer-term, non-automotive markets, while continuing to strengthen our automotive fuel cell technology leadership.

     In 2006, our revenues, from continuing and discontinued operations grew 15% to $62.0 million (see footnote 1 on page III-4) from $53.7 million in 2005, meeting our guidance of $55-$65 million. We reduced operating cash consumption (see Non-GAAP Measures section on page III-16) by 38% to $51.4 million from $83.3 million in 2005, meeting our guidance of $50-$65 million.

III-1

Power Generation

     We are focused on power generation in the following markets: residential fuel cell cogeneration, materials handling and backup power.

Residential Fuel Cell Cogeneration

     Since 2005, Ballard and EBARA BALLARD have been actively demonstrating residential fuel cell cogeneration technology in Japan. In 2006, we shipped 315 Mark 1030 fuel cells to support these demonstration programs. Shipments are for fuel cell products sold, measured in stack equivalents.

     Residential fuel cell cogeneration systems use existing fuel infrastructures (natural gas or kerosene) to produce hydrogen, which is efficiently converted into electricity and heat. Our system provides the first kilowatt of electricity and all of the hot water needs for the typical Japanese home. We believe there are several factors that make Japan an ideal market for this technology:

  High cost of electricity

  Growing demand for energy – electrical grid is overburdened

  Government commitment to reducing emissions

  Strategic, committed, multi-year government support – the Japanese government provided $32 million in subsidies during 2006 for demonstration of 777 units market-wide.

     EBARA BALLARD is continuing to collaborate with two of Japan’s largest energy companies, Tokyo Gas Co., Ltd. and Nippon Oil Corporation, to commercialize a 1kW residential cogeneration fuel cell system designed to provide domestic hot water and base-load electric power for the Japanese residential market.

     In June, we announced that we had delivered the first prototypes of our third generation residential cogeneration fuel cell for integration and testing activities. Featuring increased reliability and lifetime and reduced cost, with significantly less weight and volume, this third generation technology has been designed to meet the 2008 Japanese government targets of 40,000 hours operation, equivalent to a system lifetime of 10 years in the home.

     In October, Ballard announced the receipt of the second and final $5.85 million equity investment from EBARA Corporation (“EBARA”), related to an agreement signed between Ballard and EBARA in September 2005. The funds are being used to further the commercialization of residential fuel cell cogeneration systems in the Japanese government-sponsored program.

Materials Handling

     We are leveraging our proven automotive fuel cell technology in the materials handling market. We are engaged with two lead customers, Cellex Power Products, Inc. and General Hydrogen Corporation (“General Hydrogen”), both of whom are working with end users to implement field trial programs. In 2006, we shipped 147 Mark9 SSL™ fuel cells to support these activities. Shipments are for fuel cell products sold, measured in stack equivalents.

     In October, we announced that we had signed an agreement with General Hydrogen to supply 2,900 Mark9 SSL™ fuel cells during 2007 and 2008. These fuel cells are for integration into General Hydrogen’s products that are being sold to customers converting from conventional lead-acid batteries in their materials handling fleets. Under the agreement, Ballard expects to ship fuel cells ranging in size from 4 to 20 kilowatts to General Hydrogen.

Backup Power

     In September, we announced the addition of the Mark1020 ACS air-cooled fuel cell to our product lineup. Designed primarily for backup power applications, the Mark1020 ACS is currently in beta trials with a small number of systems integrators.

III-2

Automotive

     Together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than anyone else. Cars, buses and vans powered by Ballard® fuel cells have accumulated more than 3.9 million kilometers of on-road experience since early 2004. The data accumulated from these trials is very valuable in the development of our fuel cell technology.

     We have an alliance with DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) for the development and commercialization of PEM fuel cells for vehicular applications. Under the alliance, which continues until 2021, subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells. Subject to certain commercial conditions, DaimlerChrysler and Ford must purchase fuel cells from us during the term of the alliance. We can sell fuel cells for any application, including vehicles, to customers other than DaimlerChrysler and Ford.

     In 2006, we continued to make progress in our automotive business. In January 2006 we signed a contract, valued at $8.3 million, to service 27 Ballard powered Mercedes-Benz Citaro fuel cell buses running on European roads as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003. We continue to provide services for fuel cell buses running in Perth, Australia; Beijing, China and Santa Clara, California.

     In July, we announced a Memorandum of Understanding and fuel cell supply agreement with Shanghai Fuel Cell Vehicle Powertrain Co., Ltd. (“Powertrain”) to cooperate on the development of fuel cell vehicles for demonstration and field trial programs planned in China in 2006 and 2007. Under the terms of the agreements, Ballard will supply up to 20 Mark 902 automotive fuel cells and related services and Powertrain will integrate those fuel cells into vehicles.

     In October, the US Federal Transit Administration announced a hydrogen fuel cell bus research and development program, under which Ballard plans to participate in two projects that will utilize our heavy-duty fuel cell module (“HD6”).

Material Products

     We are a Tier 1 supplier of carbon friction products to the automotive industry. In 2006, we continued to work under a five-year contract, awarded in December 2001, for the supply of carbon friction material for automatic transmissions to an automotive manufacturer. In 2006, we were awarded a four-year extension of this contract and at the end of 2006 there remained a commitment of approximately $29 million in future deliverables.

     Our carbon fibers expertise also provides a platform for the development of gas diffusion layer (“GDL”) materials to support our fuel cell technology. We are also a supplier of GDLs to other companies involved in fuel cell development.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2006	2005	2004
Revenues – continuing operations	$49,823	$42,248	$73,040
Revenues – discontinued operations	12,193	11,485	8,333
Total revenues from continuing and discontinued operations[1]	$62,016	$53,733	$81,373
Loss from continuing operations	$(56,994)	$(62,990)	$(130,986)
Loss per share from continuing operations	$(0.50)	$(0.53)	$(1.11)
Net loss for period	$(181,137)	$(86,983)	$(175,407)
Loss per share	$(1.60)	$(0.73)	$(1.48)
Normalized net loss [2]	$(56,994)	$(81,284)	$(104,707)
Normalized loss per share[2]	$(0.50)	$(0.68)	$(0.88)
Operating cash consumption[2]	$(51,405)	$(83,342)	$(85,344)
Cash, cash equivalents and short-term investments	$187,072	$233,033	$240,259
Total assets	$350,038	$524,874	$659,171

III-3

____________________

1	Total revenues from continuing and discontinued operation are a non-GAAP measure. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We have provided this information to assist in assessing our financial performance relative to our 2006 corporate revenue targets.

2	Normalized net loss, normalized loss per share and operating cash consumption are non-GAAP measures. See reconciliation to GAAP in Non-GAAP Measures section on page III-16.

2006 RESULTS

     Due to our decision, announced in December 2006, to sell our electric drive business in Dearborn, Michigan (discussed below), we have presented the results of this business as discontinued operations in the financial statements and have restated comparative figures in the financial statements, notes and management discussion and analysis.

     Our revenues from continuing operations for the year ended December 31, 2006 were $49.8 million compared to $42.2 million in the same period in 2005. During 2006, engineering development revenue increased $5.2 million, or 63%, and product and service revenue increased $2.4 million, or 7%, compared to the same period last year. The year over year increase in engineering development revenue related to the increase in activity in 2006 in our automotive and residential cogeneration fuel cell development programs and resulted from work performed and achievement of the milestones under these programs. Product and service revenue increased in 2006 compared to 2005 mainly due to an increase in service revenue of $5.2 million driven by our contracts to provide field service for fuel cell powered buses in Europe, China and Australia. Offsetting the increase in service revenue was a $2.8 million overall decline in product revenue, mainly as a result of the 2005 sale of Ballard Power Systems AG (“BPSAG”)3, which contributed $6.1 million of automotive systems product revenue during the same period in 2005. Removing the impact of the sale of BPSAG, annual product revenues in 2006 improved by $3.4 million, mainly as a result of increased shipments of fuel cells to automotive, materials handling and residential cogeneration customers compared to 2005.

     Revenue generated by both continuing and discontinued operations totaled $62.0 million for 2006, an $8.3 million, or 15%, increase from $53.7 million in 2005.

     Our net loss for the year ended December 31, 2006 was $181.1 million, or ($1.60) per share, compared with a net loss of $87.0 million, or ($0.73) per share for the same period in 2005. The net loss for 2006 includes a loss from discontinued operations of $124.1 million, mainly as a result of write-downs of goodwill and capital assets, related to the announced sale of our electric drive business. The net loss for 2005 was positively impacted by an $18.3 million gain on sale of assets relating to BPSAG and negatively impacted by a loss from discontinued operations of $24.0 million relating to our electric drive business, which includes a loss on disposal and write-down of long-lived assets of $7.4 million.

     Normalized net loss (see Non-GAAP Measures on page III-16) for the year ended December 31, 2006 was $57.0 million, or ($0.50) per share, compared with a normalized net loss of $81.3 million, or ($0.68) per share for the same period in 2005. The primary reasons for the lower normalized net loss in 2006 are a $7.1 million improvement in product and service margins, a $5.2 million increase in engineering development revenues, and a $15.5 million decline in operating expenses and depreciation and amortization. Our improved margins reflect increased service revenues and improved margins on our carbon friction product sales. Operating expenses were reduced year over year by the sale of BPSAG, which incurred $18.7 million of operating expenses in 2005, and cost reduction initiatives, partially offset by increases in our research and development expenditures.

     Operating cash consumption (see Non-GAAP Measures on page III-16) for the year ended December 31, 2006 was $51.4 million, compared to $83.3 million in 2005. Higher margins and engineering development revenues, reduced operating expenses and lower working capital requirements were partially offset by higher outflows for capital additions over the prior year.

____________________

3	In accordance with GAAP, the operations of BPSAG were not presented as a discontinued operation due to the continuing relationship and product sales with our alliance partners subsequent to the sale of BPSAG.

III-4

     Loss from discontinued operations from the announced sale of the electric drive business for the year ended December 31, 2006 was $124.1 million, or ($1.10) per share, compared with $24.0 million, or ($0.20) per share for the same period in 2005. In 2006, the loss from discontinued operations was impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive business. In 2005, the loss from discontinued operations included a write-down of $7.4 million for capital assets and intellectual property associated with our electronic power converters. In 2006, this write-down of intellectual property also resulted in a $4.4 million decline in depreciation and amortization from discontinued operations compared to 2005.

2005 RESULTS

     Our revenues for the year ended December 31, 2005 were $42.2 million compared to $73.0 million in 2004. Product and service revenue decreased $30.4 million or 47% and engineering development revenue decreased $0.4 million or 5% from 2004. The decrease in product and service revenue primarily related to lower automotive product deliveries in 2005 reflecting the timing of our customers’ fuel cell vehicle fleet deployments, which occurred in 2004.

     Our normalized net loss (see Non-GAAP Measures on page III-16) for the year ended December 31, 2005, was $81.3 million, or ($0.68) per share, compared with a normalized net loss of $104.7 million, or ($0.88) per share, in 2004. The decrease in normalized net loss was mainly a result of reduced operating expenses, lower depreciation and amortization and higher investment and other income.

     Operating cash consumption (see Non-GAAP Measures on page III-16) for the year ended December 31, 2005 was $83.3 million, compared to $85.3 million in 2004. Reduced operating expenses were offset by higher outflows for working capital requirements over the prior year.

SIGNIFICANT DEVELOPMENTS

     During December 2006, we signed an agreement with Siemens VDO Automotive Corporation to sell our electric drive business in Dearborn, Michigan. The sale closed subsequent to year-end on February 15, 2007 (note 20 of the financial statements). Estimated net proceeds of $4 million, before purchase price adjustments, resulted in a write-down of goodwill and capital assets of $103 million and $7 million, respectively. The total net estimated loss on disposal of $108 million for the transaction, will be recorded as an estimated net loss of $111 million in 2006 and an offsetting estimated net gain of $3 million in 2007, upon close of the transaction, as a result of pension and post-retirement health benefit plan curtailments. Approximately $81 million of tax losses attributable to our electric drive business are included as part of the disposition. The results of the electric drive business have been presented as discontinued operations in the financial statements along with restated comparative figures.

     As part of the agreement signed with EBARA in 2005, we issued 1,022,549 common shares during the third quarter of 2006 to EBARA for proceeds of $5.85 million.

     During the second quarter of 2006, we disposed of a non-core investment in QuestAir Technologies Inc. (“QuestAir”) for proceeds of $3.3 million, resulting in a loss on disposal of $0.6 million.

CRITICAL ACCOUNTING ESTIMATES

     Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

III-5

Revenue Recognition

     We earn revenues under certain contracts to conduct engineering development. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

     Under the terms of certain other contracts, we also earn service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

     During the years ended December 31, 2006 and 2005, there were no material adjustments to engineering development or service revenues recognized in a prior period.

Warranty Provision

     A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

     We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the years ended December 31, 2006 and 2005 were reduced by a net amount of $5.7 million and $10.5 million, respectively. The reductions in accrued warranty liabilities were primarily due to cost reductions, and contractual expirations for our automotive fuel cells for 2006 and contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells for 2005.

Inventory Provision

     In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2006 and 2005, inventory provisions of $0.3 million and $1.2 million, respectively, were recorded as a charge to cost of product and service revenues. In addition, during 2006, inventory provisions of $0.4 million were recorded as a charge to research and development due to changes in prototype specifications, which resulted in inventory obsolescence.

Investments

     We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that requires recognition. During the years ended December 31, 2006 and 2005, no write-downs of our investments were recorded; however, as described above, we disposed of our investment in QuestAir for a loss of $0.6 million during the second quarter of 2006.

III-6

Intangible Assets and Goodwill

     As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the year ended December 31, 2006, we recorded a $103.4 million write-down of goodwill associated with the disposition of our electric drive business, described above. Also during 2005, we recorded a $6.2 million write-down of intangible assets associated with our electronic power converters.

New Accounting Pronouncements

     We did not adopt any new accounting pronouncements during 2006. For 2007, we expect to adopt Sections 1530 Comprehensive Income, 3855 Financial Instruments – Recognition and Measurement and 3865 Hedges of the Canadian Institute of Chartered Accountants Handbook. These standards will be effective for us from January 1, 2007. The impact of implementing these new standards are not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

RESULTS OF OPERATIONS

     Revenues from continuing operations for the year ended December 31, 2006 were $49.8 million, a $7.6 million or 18% increase from 2005, primarily reflecting increases in engineering development revenue of 63% and product and service revenue of 7% from the power generation and automotive market segments.

     The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)
	Years Ended December 31
	2006			2005			2004
	Product	Engineering		Product and	Engineering		Product	Engineering
	and Service	Development	Total	Service	Development	Total	and Service	Development	Total
Automotive	$ 17,764	$7,316	$25,080	$17,322	$6,190	$23,512	$47,978	$ 8,534	$56,512
Power Generation	7,314	5,972	13,286	5,096	1,941	7,037	3,552	—	3,552
Material Products	11,457	—	11,457	11,699	—	11,699	12,976	—	12,976
	$ 36,535	$13,288	$49,823	$34,117	$8,131	$42,248	$64,506	$ 8,534	$73,040

     Automotive product and service revenues for the year ended December 31, 2006 increased $0.4 million, or 3%, from the same period in 2005. Year over year automotive service revenues increased $4.9 million while automotive product revenue declined $4.5 million. Automotive service revenues increased due to our field service activities supporting fuel cell powered buses in Europe, China and Australia. Automotive product revenues declined due to our sale of BPSAG in 2005, which recorded automotive systems product revenues of $6.1 million during 2005, but were partially offset by an increase of $1.6 million in revenue from our automotive fuel cell products.

     Automotive engineering development revenue for the year ended December 31, 2006 was $7.3 million, an increase of $1.1 million, or 18%, compared to 2005. The increase in automotive engineering development revenue year over year reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

     Power Generation revenues for the year ended December 31, 2006 increased by $6.2 million, or 89%, compared to the same period in 2005, due primarily to engineering development revenues in 2006 under our 1kW residential cogeneration fuel cell program. This revenue reflects the percentage of completion of the development program for our customer, the related costs of which are included in research and development expenses. Power Generation product and service revenues for 2006 increased by $2.2 million, or 44%, compared to 2005, due to higher sales of our Mark 9 SSLTM fuel cells, primarily for the materials handling market, and our 1kW residential cogeneration fuel cells.

III-7

     Material Products revenues for the year ended December 31, 2006 decreased by $0.2 million, or 2%, compared to 2005, due primarily to fluctuations in vehicle production volumes by our main customer.

     Revenue generated by both continuing and discontinued operations (see footnote 1 on page III-4) totaled $62.0 million for 2006, an $8.3 million, or 15%, increase from $53.7 million in 2005.

(Expressed in thousands of U.S. dollars)	Years Ended December 31
Revenues[1]	2006	2005	2004
Continuing Operations	$49,823	$42,248	$73,040
Discontinued Operations	12,193	11,485	8,333
	$62,016	$53,733	$81,373
____________________

1	see footnote 1 on page III-4

     Automotive product and service revenue for the year ended December 31, 2005, decreased by $30.7 million or 64% compared to 2004. Revenues in 2004 were higher as we completed the majority of product deliveries under the previous generation automotive fuel cell program. Revenues in 2004 also included shipments of automotive fuel cells to non-alliance OEMs and bus fuel cells to customers in California and China. There were no bus fuel cell sales in 2005.

     The decrease in automotive engineering development revenue for 2005 from 2004 resulted from the completion of the development phase of the previous generation automotive fuel cell development program in the first half of 2004, partially offset by the commencement of revenues under the automotive fuel cell development program in the second half of 2005.

     Power Generation product and service revenues for the year ended December 31, 2005, increased by $1.5 million, or 43%, compared to 2004, due to higher sales volumes of our 1kW residential cogeneration fuel cells and increased non-recurring engineering services. Power generation engineering development revenue in 2005 was a result of the commencement of revenues from our 1kW residential cogeneration fuel cell development program and reflects the percentage of completion of our development program for our customers, the related costs of which are included in research and development expenses.

     Material Products revenues for the year ended December 31, 2005, decreased by $1.3 million, or 10%, as compared to 2004, due primarily to lower production volumes for automotive OEM’s resulting in lower demand for carbon fiber products.

     Cost of product and service revenue for the year ended December 31, 2006 was $21.2 million, a decrease of $4.7 million or 18% compared to 2005. The decrease in cost of product and service revenue primarily resulted from lower automotive systems product revenues and manufacturing efficiency gains in our material products segment, partially offset by increased volumes of power generation product sales. Gross margins improved on product and service revenues for our automotive and material products segments for the year ended December 31, 2006. Cost of product and service revenue was also affected by the reduction of warranty provisions of $5.7 million in 2006 compared to $10.5 million in 2005. The reductions in accrued warranty liabilities were primarily due to cost reductions, and contractual expirations for our automotive fuel cells for 2006 and contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells for 2005.

     Cost of product and service revenue for the year ended December 31, 2005 was $25.9 million, a decrease of $25.7 million or 50% compared to 2004. The decrease in cost of product and service revenues primarily resulted from lower automotive product sales in 2005 and a $3.1 million inventory write-down in 2004 related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products.

     Research and product development expenses for the year ended December 31, 2006 were $52.3 million, a decrease of $12.6 million, or 19%, compared to 2005. The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $16.2 million of research and product development costs during 2005. Offsetting the impact of the sale of BPSAG were increases in expenditures for our automotive fuel cell during 2006, along with the effect of a stronger Canadian dollar, relative to the U.S. dollar, compared to 2005. Included in research and product development expenses for the year ended December 31, 2006, were costs of $22.9 million related to our achievement of predefined milestones for our customers under the current development programs

III-8

for which we earned engineering development revenue from continuing operations. Overall for 2007, we expect research and product development costs to increase as we increase our activities in the automotive and the backup power markets.

     Research and product development expenses for the year ended December 31, 2005 were $64.9 million, a decrease of $16.2 million, or 20%, compared to 2004. The decrease was primarily due to the completion of our previous generation automotive fuel cell development programs, and the positive impact of cost reduction initiatives and restructuring activities. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the year ended December 31, 2005, compared to 2004. Included in research and product development expenses for the year ended December 31, 2005 were costs of $17.7 million related to our achievement of predefined milestones for which we earned engineering development revenue under our previous and automotive and 1kW residential cogeneration fuel cell development programs.

     General and administrative expenses for the year ended December 31, 2006 were $13.3 million, a decrease of $2.2 million, or 14%, compared to the same period in 2005. The year over year decline in general and administrative expenses is primarily due to several non-recurring events during the year ended December 31, 2005 related to severance, consulting costs, cost reduction initiatives that were implemented in late 2005 and our sale of BPSAG in the third quarter of 2005, partly offset by the effect of a stronger Canadian dollar relative to the U.S. dollar.

     General and administrative expenses for the year ended December 31, 2005 were $15.5 million, an increase of $1.3 million, or 9%, compared to 2004. The increase was primarily due to severance and consulting costs incurred in 2005, the effect of a stronger Canadian dollar relative to the U.S. dollar and the reversal of a portion of provisions for bonuses in 2004. Partially offsetting these increases was the decline in general and administrative expenses due to the sale of BPSAG during the third quarter of 2005 and additional cost reduction initiatives that were implemented in late 2005.

     Marketing and business development expenses for the year ended December 31, 2006 were $7.2 million, a $1.0 million, or 16%, increase compared to the same period in 2005. The increase reflects increased marketing support in Japan and Germany along with increased business development activities, partially offset by the sale of BPSAG.

     Marketing and business development expenses for the year ended December 31, 2005, were $6.2 million, a $0.3 million, or 5%, decrease from 2004. The decrease in marketing and business development expenses in 2005 reflects the sale of BPSAG in 2005, along with the impact of cost reduction efforts.

     Depreciation and amortization was $16.4 million for the year ended December 31, 2006, a decrease of $1.6 million, or 9%, compared to the same period in 2005. Depreciation and amortization declined as some assets became fully depreciated or amortized during 2006.

     Depreciation and amortization was $18.0 million for the year ended December 31, 2005, a decrease of $5.7 million, or 24%, as compared to 2004. We stopped recording depreciation and amortization in July 2004 on the long-lived assets of BPSAG, which were held for sale due to our decision to dispose of this subsidiary at that time.

     Investment and other income was $9.9 million for the year ended December 31, 2006, compared to $11.2 million for the corresponding period in 2005.

     The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31
	2006	2005	2004
Investment and other income	$9,913	$7,879	$5,105
Foreign exchange gain (loss)	19	3,344	(1,964)
	$9,932	$11,223	$3,141

     Investment and other income, excluding foreign exchange gain (loss), was $9.9 million for the year ended December 31, 2006, an increase of $2.0 million, or 26%, compared to the same period in 2005. The improvement was a result of higher interest rates, partly offset by the effect of lower average cash balances.

III-9

     Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

     The year-over-year increase in investment and other income in 2005 over 2004 was primarily due to higher Canadian and U.S. interest rates. The year-over-year increase in foreign exchange is a result of movements in the Canadian dollar and Euro relative to the U.S. dollar on our net monetary assets and liabilities.

     Loss on disposal and write-down of long-lived assets were $0.8 million for the year ended December 31, 2006, compared to $0.2 million and $4.3 million for the corresponding periods in 2005 and 2004, respectively. The expense in 2006 is a result of a loss on disposal of our investment in QuestAir along with write-downs for obsolete and non-functioning capital assets. The loss for 2004 represents the write-down of our investment in QuestAir of $2.5 million, disposals and write-downs of $1.0 million related to plant and equipment and write-downs of our AirGenTM fuel cell generator capital assets of $0.4 million and intangible assets of $0.4 million.

     Gain (loss) on assets held for sale relates to the assets and liabilities of BPSAG and for the year ended December 31, 2006 was nil compared to a gain of $18.3 million in 2005 and a loss of $23.1 million in 2004. The 2004 loss on assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company. In 2005, due to a longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses under the sale contract, a gain of $18.3 million was recorded.

     Equity in loss of associated companies was $7.0 million for 2006 compared to $3.7 million and $2.2 million for 2005 and 2004, respectively. The equity losses relate to our share of the losses of EBARA BALLARD. The increase in EBARA BALLARD’s market development activities has resulted in increased equity losses for 2006 compared to 2005 and 2004.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Cash, cash equivalents and short-term investments were $187.1 million as at December 31, 2006, a decrease of $46.0 million from the end of 2005. The decrease was driven by net losses (excluding non-cash items) of $30.3 million, working capital cash outflows of $12.3 million and capital expenditures of $8.7 million, partially offset by equity funding of $5.9 million.

     For the year ended December 31, 2006, working capital requirements resulted in cash outflows of $12.3 million compared to $17.3 million for the corresponding period in 2005. In 2006, working capital outflows were driven by lower accrued warranty liabilities of $5.8 million arising from expenditures to service our automotive fuel cells, along with warranty adjustments for expirations and lower projected costs. Cash outflows from accounts payable and accrued liabilities of $3.0 million were primarily due to payments for amounts due under a Canadian governmental development program (see Off-Balance Sheet Arrangements & Contractual Obligations) and the reduction of taxes payable, partially offset by increases in other accrued liabilities including wage accruals. Cash outflows related to inventory were $2.0 million and reflect prototype production purchases for our automotive fuel cells. Higher accounts receivable balances of $1.6 million were the result of higher fourth quarter revenues compared to the prior year and timing of collections of our product and engineering development revenues. The above working capital outflows were partially offset by an increase in receipts for deferred revenue of $1.4 million related to our automotive service contracts. In addition, during 2006 we had higher working capital requirements of $1.0 million related to assets and liabilities held for sale.

     For the year ended December 31, 2005, working capital requirements resulted in cash outflows of $17.3 million compared to inflows of $4.1 million in 2004. In 2005, lower warranty liabilities, down $9.3 million, were driven by expenditures against our warranty reserves to service vehicles in the field and reduced warranty provisions for our automotive fuel cells due to contract expirations, improved lifetime expectancy and improved reliability. Accounts receivable increased by $5.8 million due to the timing of revenues and collection, while deferred revenues decreased $2.8 million, as revenue was earned on prior receipts from customers. Inventory increased $1.0 million as we

III-10

increased inventory purchases for our carbon fiber business in order to secure raw materials for future production requirements. Cash flows from accounts payable increased $0.7 million as a result of timing of payments and higher accrued liabilities. Working capital requirements related to assets and liabilities held for sale of $0.1 million represent changes in the non-cash working capital of BPSAG and our electric drive business.

     Investing activities resulted in cash outflows of $50.8 million for the year ended December 31, 2006, compared to cash outflows of $14.8 million during the corresponding period in 2005. Changes in short-term investments resulted in cash outflows of $41.6 million during 2006. Cash equivalents and short-term investment balances changed as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns. Capital spending of $8.7 million in 2006 was primarily for manufacturing, test and computer equipment. Capital spending of $6.6 million in 2005 was primarily for lab and test equipment. During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD. We also made an additional investment in 2006 of $0.8 million in Chrysalix Energy Limited Partnership (“Chrysalix”) in accordance with previously agreed to funding commitments.

     Financing activities resulted in cash inflows of $5.9 million for the year ended December 31, 2006, compared to $51.7 million in the corresponding period in 2005. Financing activities for 2006 relate to equity funding received from EBARA. The 2005 activities reflect equity funding received from DaimlerChrysler, Ford and EBARA and $1.2 million of funds received from ALSTOM Canada Inc. to release restricted shares owned by them.

     As at February 19, 2007, we had 114,224,975 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had stock options to purchase 5,407,773 of our common shares outstanding.

Liquidity and Capital Resources

     As at December 31, 2006, we had cash, cash equivalents and short-term investments totaling $187.1 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells, and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes, and the further development of our product distribution and service capabilities.

     At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell products; and development of the hydrogen infrastructure required to support our products.

     Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where engineering development funding is available to support product development activities; license technologies in cases where it is advantageous to us; and access available government funding for research and development projects. In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

     Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and backup power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

     Our operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2006 was $51.4 million, $8.3 million of which related to our electric drive business. In 2005, operating cash consumption was $83.3 million of which $19.9 million related to BPSAG and $5.7 million related to our electric drive business. For 2007, we expect our operating cash consumption to be in the range of $40 to $50 million.

III-11

     We expect overall revenues for 2007 to increase to between $55 to $65 million compared to $49.8 million in 2006. Engineering development revenue for the automotive fuel cell development program is expected to significantly increase in 2007 as the program advances. In addition, we expect to see increased engineering development revenue from our 1kW residential cogeneration fuel cell development program. We expect to see an increase in product revenues, and a decrease in service revenues. Total product and service revenue is expected to be slightly higher in 2007. Automotive product and service revenues are expected to decline in 2007 as an increase in product revenues is expected to be more than offset by declines in our service revenues. For Power Generation, sales of our Mark9 SSL™ fuel cells are expected to increase, primarily for materials handling applications. Residential cogeneration fuel cell product revenues are expected to be similar to 2006 as higher volumes are offset by lower product pricing. Material Product revenues in 2007 are expected to improve compared to 2006.

     DaimlerChrysler and Ford have jointly signed a development agreement with us under which activities commenced in 2005. The development agreement will provide us with future development funding of up to $23 million, which we record as engineering development revenue as earned. The future funding will be used for the development of our automotive fuel cell and is subject to the performance of work and achievement of technical milestones. This is in addition to product revenue expected from this program. To date we have recorded engineering development revenue of $14 million under this program.

     Since 2005, we have recorded $8 million of engineering development revenue from EBARA BALLARD. Through our agreement with EBARA and EBARA BALLARD, we will receive $10 million in future engineering development revenue through to 2008 for the development of our 1kW residential cogeneration fuel cell product, subject to the performance of work under the development program. In addition, we will receive future license fees of $10.6 million net of taxes between 2007 and 2008. We will use the proceeds from these license fees and the equity investments received from EBARA to make $16.9 million in equity contributions to EBARA BALLARD between 2007 and 2008. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

     We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities into 2010.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

     We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at December 31, 2006, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statement of operations.

     We have agreed to pay royalties up to a maximum of $37.9 million in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. The conditions under which these royalties become payable are described in more detail in note 13 to the consolidated financial statements.

     We have committed to make future capital contributions of $0.8 million (Cdn. $0.9 million) in Chrysalix, in which we have a limited partnership interest. We have also committed to make future capital contributions of $16.9 million to EBARA BALLARD between 2007 and 2008 (see discussion above).

     As at December 31, 2006 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period
		Less than
Contractual Obligations	Total	one year	1-3 years	4-5 years	After 5 years
Operating leases	$23,350	$2,356	$4,275	$3,240	$13,479
Purchase obligations (1)	343	171	172	—	—
Asset retirement obligations	5,635	—	—	—	5,635
Total contractual obligations	$29,328	$2,527	$4,447	$3,240	$19,114

III-12

____________________

(1)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

     We also have commitments to purchase $0.8 million of capital assets. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

     In addition to these purchase obligations, we have issued a letter of credit for $1.2 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

     Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained and granted licenses to and from related parties.

     Related party transactions are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31
Transactions with related parties	2006	2005	2004
Revenues from products, engineering services and other	$41,363	$32,890	$46,898
Purchases	$898	$792	$1,759
Contract research and development expenditures	$—	$268	$768

     During 2005, we sold our interest in BPSAG to DaimlerChrysler and Ford and also completed a transaction with EBARA and EBARA BALLARD to provide funding for our 1kW residential cogeneration fuel cell development program.

     During 2004, we acquired certain intellectual property from DaimlerChrysler for $1.5 million.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share
amounts)	Quarter ended
	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006
Product and service revenue	$11,679	$7,919	$9,796	$7,141
Engineering development revenue	4,791	3,539	2,687	2,271
Total revenue	$16,470	$11,458	$12,483	$9,412
Net loss	$(128,748)	$(17,857)	$(17,348)	$(17,184)
Net loss per share	$(1.13)	$(0.16)	$(0.15)	$(0.15)
Loss from continuing operations	$(14,125)	$(14,891)	$(13,627)	$(14,351)
Net loss per share from continuing operations	$(0.12)	$(0.13)	$(0.12)	$(0.13)
Weighted average common shares outstanding (000s)	114,213	113,289	113,187	112,861

III-13

(Expressed in thousands of U.S. dollars, except per share
amounts)	Quarter ended
	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005
Product and service revenue	$9,415	$6,661	$7,985	$10,056
Engineering development revenue	5,538	2,593	—	—
Total revenue	$14,953	$9,254	$7,985	$10,056
Net loss	$(16,146)	$(8,893)	$(29,498)	$(32,446)
Net loss per share	$(0.14)	$(0.07)	$(0.24)	$(0.26)
Loss from continuing operations	$(12,624)	$(603)	$(23,566)	$(26,197)
Net loss per share from continuing operations	$(0.11)	$(0.01)	$(0.19)	$(0.21)
Weighted average common shares outstanding (000s)	112,725	119,779	123,678	122,732

Three Months Ended December 31, 2006 and 2005

     Our net loss for the quarter ended December 31, 2006 was $128.7 million or ($1.13) per common share, a $112.6 million or 697% increase from 2005. The higher loss in 2006 primarily resulted from a $111.1 million increase in loss from discontinued operations. Partially offsetting this increase in loss was a $1.5 million increase in revenues and a $0.5 million decline in operating expenses. Investment income decreased $1.2 million as a result of lower foreign exchange gains in the fourth quarter of 2006 compared to the same period of 2005. Product and service revenue were higher in the fourth quarter of 2006 as a result of increased automotive shipments along with increased automotive service revenues. Normalized net loss (see Non-GAAP Measures on page III-16) for the quarters ended December 31, 2006 and 2005 were $14.1 million or ($0.12) per common share and $13.1 million or ($0.12) per common share.

Summary of Quarterly Results

     There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

  Product and service revenues: As a result of our sale of BPSAG, there were no automotive systems revenues subsequent to the third quarter of 2005. Increased shipments of automotive fuel cells, Mark9 SSL™ fuel cells and residential cogeneration fuel cells have offset the decline of automotive systems revenues. Service activities related mainly to our fuel cell bus programs have become more significant from the second quarter of 2005 through 2006.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs. Engineering development revenue was not recorded in the first and second quarters of 2005, due to the completion of the previous generation automotive fuel cell development program in 2004. The commencement of revenues under our automotive fuel cell development program was reflected in the increase in engineering development revenue from the third quarter of 2005 onwards. Starting in the fourth quarter of 2005 through 2006, revenues also commenced from our 1kW residential cogeneration fuel cell development program.

  Gain (loss) on assets held for sale: The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on sale of assets in connection with the sale of BPSAG.

  Operating expenditures: For each of the past four quarters, quarterly operating expenditures decreased relative to the corresponding periods in prior years. The sale of BPSAG in the third quarter of 2005 resulted in lower operating expenditures in subsequent quarters. In addition, the benefits of cost reduction initiatives in the third quarter of 2005 contributed to the decreasing operating expense quarter over prior year quarter.

  Depreciation and amortization: Depreciation and amortization has declined slightly in the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized.

III-14

  Loss from discontinued operations: The loss from discontinued operations was impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive business. In addition, the third quarter of 2005 included a write-down of $7.4 million for capital assets and intellectual property associated with our electronic power converters. This write-down also resulted in a decline in depreciation and amortization from discontinued operations from the fourth quarter of 2005 onwards.

RISKS & UNCERTAINTIES

     The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

     Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

     For a complete discussion of risks and uncertainties that may apply to our business and our operating results, please refer to our 2006 Annual Information Form. A summary of these identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

  We cannot assure you that we will be able to successfully execute our business plan.

  Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

  A mass market for our products may never develop or may take longer to develop than we anticipate.

  We have limited experience manufacturing PEM fuel cell products, on a commercial basis.

  We are dependent on third party suppliers for the supply of key materials and components for our products.

  We are dependent upon OEMs and systems integrators to purchase our products.

  We are dependent on our relationships with DaimlerChrysler and Ford.

  Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

  Regulatory changes could hurt the market for our products.

  Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

  We depend on our intellectual property and our failure to protect our intellectual property could adversely affect our future growth and success.

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

  We currently face and will continue to face significant competition.

III-15

  We could lose or fail to attract the personnel necessary to run our business.

  DaimlerChrysler and Ford have significant influence over transactions involving a change of control of Ballard, and the interests of DaimlerChrysler and Ford may conflict with those of our other shareholders.

  We could be liable for environmental damages resulting from our research, development or manufacturing operations.

  Our products use inherently dangerous, flammable fuels, which could subject us to product liability claims.

     Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

     We have disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to us is disclosed on a timely basis. We have reviewed our disclosure controls and concluded that they were effective during the reporting period.

     We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During 2006 there were no changes to our internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

     We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of operating cash consumption and normalized net loss, non-GAAP measures, and a reconciliation to financial statement line items for the periods indicated are as follows:

     Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. In the prior year, we included foreign exchange (gains) losses and loss on disposal of long-lived assets as normalizing items. As they are not infrequent items, we have removed them in the current year presentation.

(Expressed in thousands of U.S. dollars)	Year ended December 31
Normalized Net Loss	2006	2005	2004
Reported net loss	$(181,137)	$(86,983)	$(175,407)
Write-down of long-lived assets	—	—	3,228
(Gain) loss on sale of assets	—	(18,294)	23,051
Loss from discontinued operations	124,143	23,993	44,421
Normalized net loss	$(56,994)	$(81,284)	$(104,707)
Normalized net loss per share	$(0.50)	$(0.68)	$(0.88)

III-16

	Three months ended
(Expressed in thousands of U.S. dollars)	December 31
Normalized Net Loss	2006	2005
Reported net loss	$(128,748)	$(16,146)
Gain on sale of assets	—	(513)
Loss from discontinued operations	$114,623	3,522
Normalized net loss	$(14,125)	$(13,137)
Normalized net loss per share	$(0.12)	$(0.12)

     Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

(Expressed in thousands of U.S. dollars)	Year ended December 31
Operating Cash Consumption	2006	2005	2004
Cash used by operations	$(42,670)	$(76,729)	$(78,257)
Additions to property, plant and equipment	(8,735)	(6,613)	(7,087)
Operating cash consumption	$(51,405)	$(83,342)	$(85,344)

III-17

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2006, 2005 and 2004

III-18

MANAGEMENT’S REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“John Sheridan”	“David Smith”
JOHN SHERIDAN	DAVID SMITH
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 19, 2007	February 19, 2007

III-19

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
February 19, 2007

III-20

BALLARD POWER SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS
December 31,
(Expressed in thousands of U.S. dollars)

		2005
	2006	(restated – note 2)
Assets
Current assets:
Cash and cash equivalents	$61,399	$148,919
Short-term investments	125,673	84,114
Accounts receivable (notes 4 & 15)	14,911	13,281
Inventories (note 5)	14,936	12,891
Prepaid expenses and other current assets	1,284	1,184
Current assets held for sale (note 2)	2,950	2,566
	221,153	262,955

Property, plant and equipment (note 6)	47,694	47,441
Intangible assets (note 7)	23,701	34,445
Goodwill (notes 2 & 3)	51,911	51,911
Investments (note 8)	1,961	8,852
Long-term assets held for sale (note 2)	3,586	119,160
Other long-term assets	32	110
	$350,038	$524,874
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 9 & 15)	$19,539	$22,069
Deferred revenue	1,814	703
Accrued warranty liabilities	10,069	15,915
Current liabilities held for sale (note 2)	2,582	3,230
	34,004	41,917

Long-term liabilities (notes 10 & 11)	9,734	9,041
Long-term liabilities held for sale (note 2)	1,207	1,101
	44,945	52,059
Shareholders’ equity:
Share capital (note 12)	1,169,778	1,161,281
Contributed surplus (notes 3, 12(c), (g) & (h))	66,935	62,017
Accumulated deficit	(931,384)	(750,247)
Cumulative translation adjustment	(236)	(236)
	305,093	472,815
	$350,038	$524,874

Commitments, guarantees and contingencies (note 13)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
ED KILROY	IAN BOURNE
Director	Director

III-21

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		2005	2004
	2006	(restated – note 2)	(restated – note 2)
Revenues:
Product and service revenues	$36,535	$34,117	$64,506
Engineering development revenue	13,288	8,131	8,534
Total revenues	49,823	42,248	73,040

Cost of revenues and expenses:
Cost of product and service revenues	21,206	25,948	51,646
Research and product development	52,274	64,891	81,131
General and administrative	13,262	15,461	14,161
Marketing and business development	7,226	6,241	6,552
Depreciation and amortization	16,391	18,033	23,777
Total cost of revenues and expenses	110,359	130,574	177,267

Loss before undernoted	(60,536)	(88,326)	(104,227)
Investment and other income	9,932	11,223	3,141
Loss on disposal and write-down of long-lived
assets (note 8)	(778)	(238)	(4,252)
Gain (loss) on sale of assets (note 3)	—	18,294	(23,051)
Equity in loss of associated companies	(7,029)	(3,738)	(2,175)
Loss before income taxes	(58,411)	(62,785)	(130,564)
Income taxes (note 14)	(1,417)	205	422
Loss from continuing operations	(56,994)	(62,990)	(130,986)
Loss from discontinued operations (note 2)	(124,143)	(23,993)	(44,421)
Net loss	(181,137)	(86,983)	(175,407)
Accumulated deficit, beginning of year	(750,247)	(663,264)	(487,857)
Accumulated deficit, end of year	$(931,384)	$(750,247)	$(663,264)
Basic loss per share from continuing operations	$(0.50)	$(0.53)	$(1.11)
Basic loss per share from discontinued operations	(1.10)	(0.20)	(0.37)
Basic loss per share	$(1.60)	$(0.73)	$(1.48)
Weighted average number of common
shares outstanding	113,390,728	119,701,260	118,461,114

See accompanying notes to consolidated financial statements.

III-22

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2006	2005	2004
Cash provided by (used for):
Operating activities:
Net loss for the year	$(181,137)	$(86,983)	$(175,407)
Items not affecting cash:
Compensatory shares	7,983	5,483	5,091
Depreciation and amortization	23,131	29,234	45,313
Loss on disposal and write-down of long-lived assets from
continuing operations	778	238	4,252
Loss on disposal and write-down of long-lived assets from
discontinued operations (note 2)	112,124	7,549	13,426
Loss (gain) on sale of assets (note 3)	—	(18,294)	23,051
Equity in loss of associated companies	7,029	3,738	2,175
Other	(247)	(361)	(278)
	(30,339)	(59,396)	(82,377)
Changes in non-cash working capital:
Accounts receivable	(1,630)	(5,831)	5,744
Inventories	(2,040)	(998)	6,396
Prepaid expenses and other current assets	(100)	844	(229)
Accounts payable and accrued liabilities	(3,041)	666	(1,875)
Deferred revenue	1,358	(2,768)	(175)
Accrued warranty liabilities	(5,846)	(9,331)	852
Net current assets and liabilities held for sale (notes 2 & 3)	(1,032)	85	(6,593)
	(12,331)	(17,333)	4,120
Cash used by operations	(42,670)	(76,729)	(78,257)

Investing activities:
Net increase in short-term investments	(41,559)	(32,603)	(2,498)
Additions to property, plant and equipment	(8,735)	(6,613)	(7,087)
Additions to intangible assets	—	—	(411)
Proceeds on sale of long lived assets	3,368	485	529
Disposition of assets held for sale (notes 2 & 3)	(687)	21,458	—
Investments	(4,057)	(677)	(2,751)
Other long-term assets	78	2,689	(1,932)
Long-term liabilities	799	441	1,826
	(50,793)	(14,820)	(12,324)
Financing activities:
Net proceeds on issuance of share capital	5,943	50,668	1,234
Other	—	1,052	(4)
	5,943	51,720	1,230

Decrease in cash and cash equivalents	(87,520)	(39,829)	(89,351)
Cash and cash equivalents, beginning of year	148,919	188,748	278,099
Cash and cash equivalents, end of year	$61,399	$148,919	$188,748

Supplemental disclosure of cash flow information (note 16)
See accompanying notes to consolidated financial statements.

III-23

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES:

	(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture and sale of proton exchange membrane (“PEM”) fuel cells. The Corporation operates in three market segments:

  Power Generation: PEM fuel cell products and services for the residential co-generation, materials handling and back-up power markets; and

  Automotive: PEM fuel cell products and services for fuel cell vehicles; and

  Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

The Corporation is based in Canada, with its head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, the Corporation has sales, research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and sales and customer service facilities in Nabern, Germany.

In December 2006, the Corporation signed an agreement to sell its electric drive business in Dearborn, Michigan, Ballard Power Systems Corporation (“BPSC”), a wholly owned subsidiary (note 2).

	(b)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

	(c)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences to United States GAAP are disclosed in note 18. The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2006	2005	2004
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	100.0%	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	n/a
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems AG (note 3)	—	—	50.1%
Ballard Power Systems Corporation (note 2)	100.0%	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

III-24

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(d)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value losses are recognized immediately in the statement of operations.

	(e)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

	(f)	Investments:

Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

	(g)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. Costs of materials are determined on an average per unit basis. The cost of work-in-progress and finished goods inventories include materials, labour and production overhead. In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

	(h)	Property, plant & equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 13 years
Leasehold improvements	The shorter of initial term of the
respective lease and estimated useful life
Production and test equipment	5 to 15 years

III-25

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(i)	Intangible assets:

Fuel cell technology and system and subsystem technology acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

	(j)	Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements and is assigned to reporting units of a market segment.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. As a result of the announced sale of Ballard Power Systems Corporation (“BPSC”), the Corporation recorded a write-down of goodwill of $103.4 million (note 2). At year-end, the Corporation tested the remaining goodwill for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no further impairment to goodwill.

	(k)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	(l)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expense incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

	(m)	Research and product development expenditures:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

	(n)	Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

III-26

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(o)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

	(p)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

	(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

	(r)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

The Corporation accounts for forward foreign exchange contracts at their fair value on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

	(s)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted on or after January 1, 2003. The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus. Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for share-based compensation. Accordingly, no compensation expense was recognized for such grants of options as the exercise price was equal to the market price of the share on the date of grant.

III-27

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

The Corporation issues shares and share options under its share-based compensation plans as described in note 12. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(t) Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

(u) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	ANNOUNCED DISPOSITION OF BALLARD POWER SYSTEMS CORPORATION:

On December 20, 2006, the Corporation announced it had signed an agreement to sell its electric drive business, BPSC, a wholly owned subsidiary, to a third party for proceeds of approximately $4 million, subject to purchase price adjustments.

As a result of the pending sale, the Corporation recorded a write-down of goodwill and long-lived assets of BPSC of $103.4 million and $7.3 million, respectively. The final loss on the sale of BPSC is dependent on a number of variables, including changes in the Corporation’s net investment in BPSC and purchase price adjustments.

The results of operations of BPSC have been presented as discontinued operations in the current year and prior year figures have been restated. The results of BPSC had previously been reported in both the Automotive and Power Generation segments. The transaction closed on February 15, 2007 (see note 20), subject to certain closing conditions.

Net loss from discontinued operations is summarized as follows:

	2006	2005	2004
Revenues:
Product and service revenues	$4,778	$4,082	$5,983
Engineering development revenue	7,415	7,403	2,350
Total revenues from discontinued operations	$12,193	$11,485	$8,333
Loss from operating activities	$12,788	$23,993	$44,421
Loss on long-lived assets held for sale	111,355	—	—
Loss from discontinued operations	$124,143	$23,993	$44,421

Included in loss from operating activities for the year ended December 31, 2006 was $769,000 (2005 - $7,549,000; 2004 - $13,426,000) in loss on disposal and write-down of long-lived assets incurred as part of operations.

III-28

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.       ANNOUNCED DISPOSITION OF BALLARD POWER SYSTEMS CORPORATION (cont’d):

Included in the assets and liabilities held for sale are:

	2006	2005
Accounts receivable	$1,694	$1,385
Inventories	1,030	956
Prepaid expenses	226	225
Current assets held for sale	$2,950	$2,566

Property, plant and equipment	$3,586	$12,604
Intangible assets	—	3,143
Goodwill	—	103,413
Long-term assets held for sale	$3,586	$119,160

Accounts payable and accrued liabilities	$1,955	$2,586
Deferred revenue	112	108
Accrued warranty liabilities	515	536
Current liabilities held for sale	$2,582	$3,230

Long-term liabilities held for sale	$1,207	$1,101

3.        DISPOSITION OF BALLARD POWER SYSTEMS AG:

On August 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). Under the terms of the acquisition agreement:

  DaimlerChrysler and Ford acquired the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to the Corporation an aggregate of 9.0 million of its common shares owned by them, valued at $73,800,000, based on the average quoted market price of the common shares around the July 8, 2004 announcement date of $8.20 per share. These shares were then cancelled. The return and cancellation of shares was recorded as a decrease in share capital of $93,076,000 at the historical weighted average share price and an increase in contributed surplus of $19,276,000.

  A forward sale agreement, which committed the Corporation to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler, in exchange for the issuance of approximately 7.6 million of its common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly owned by DaimlerChrysler and Ford.

  The Corporation was reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, was $29,328,000 and has been included as part of the gain recorded during the period.

  The Corporation received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

  The Corporation released Ford from any future obligations under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to the Corporation of approximately 3.0 million of its common shares owned by Ford valued at $12,500,000. The return and cancellation of shares was recorded as a decrease in share capital of $31,086,000 at the historical weighted average share price and an increase in contributed surplus of $31,086,000, as it was a non-monetary related party transaction.

III-29

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.        DISPOSITION OF BALLARD POWER SYSTEMS AG (cont’d):

  The Corporation assigned to DaimlerChrysler certain service obligations of the Corporation under contracts for the supply and service of fuel cell bus engines for demonstration programs in China and Australia for consideration of $1,413,000.

During 2004, the Corporation recorded an estimated loss of $23,051,000 on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received. Due to the longer than expected time required to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain of $18,294,000 was recorded resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4,757,000. On closing, the Corporation ceased to consolidate the results of BPSAG. The net proceeds on disposal were $95,841,000, which included the return to the Corporation of 9.0 million of its common shares that were held by DaimlerChrysler and Ford, valued at $73,800,000 and the receipt of cash for purchase price adjustments of $29,328,000, which were partly offset by $7,287,000 of disposal costs.

Proceeds on disposal	$73,800
Purchase price adjustments	29,328
Disposal costs	(7,287)
Net proceeds	95,841
Net investment in BPSAG as of August 31, 2005	77,547
Net gain on disposal	$18,294

4.        ACCOUNTS RECEIVABLE:

	2006	2005
Trade receivables	$14,106	$12,681
Other	805	600
	$14,911	$13,281

5.        INVENTORIES:

	2006	2005
Materials	$10,576	$8,278
Work-in-progress	3,598	2,550
Finished goods	762	2,063
	$14,936	$12,891

6.        PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2006	Cost	depreciation	value
Land	$4,803	$—	$4,803
Building	13,060	4,082	8,978
Computer equipment	17,554	13,082	4,472
Furniture and fixtures	5,287	4,686	601
Leasehold improvements	10,614	4,488	6,126
Production and test equipment	68,118	45,404	22,714
	$119,436	$71,742	$47,694

III-30

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.        PROPERTY, PLANT AND EQUIPMENT (cont’d):

		Accumulated	Net book
2005	Cost	depreciation	value
Land	$4,803	$—	$4,803
Building	13,037	3,510	9,527
Computer equipment	16,545	12,098	4,447
Furniture and fixtures	5,325	4,462	863
Leasehold improvements	9,465	3,789	5,676
Production and test equipment	62,283	40,158	22,125
	$111,458	$64,017	$47,441

7.        INTANGIBLE ASSETS:

		Accumulated	Net book
2006	Cost	depreciation	value
Fuel cell technology	$79,908	$56,207	$23,701

		Accumulated	Net book
2005	Cost	depreciation	value
Fuel cell technology	$79,908	$45,463	$34,445

8.        INVESTMENTS:

Investments are comprised of the following:

	2006		2005
		Percentage		Percentage
	Amount	ownership	Amount	ownership
EBARA BALLARD Corporation	$(6,230)	49.0%	$(2,454)	49.0%
QuestAir Technologies Inc.	—	—	3,919	7.4%
Advanced Energy Technology Inc.	5,104	2.5%	5,104	2.5%
Chrysalix Energy Limited Partnership	3,087	15.0%	2,283	15.0%
	$1,961		$8,852

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. During 2006, the Corporation made an additional investment of $8,511,000 (2005 - $5,760,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders. The Corporation is committed to fund a total of $16,850,000 from 2007 to 2008. In addition, the Corporation granted a license to certain intellectual property and manufacturing rights for consideration, net of withholding taxes, of $21,240,000 of which $5,310,000 was received in 2006 (2005 - $5,310,000). This related party transaction is recorded against the investment in EBARA BALLARD.

QuestAir Technologies Inc. (“QuestAir”) was carried at cost. In 2006, the Corporation sold its ownership interest in QuestAir for proceeds of $3,301,000, which resulted in a loss of $618,000. During 2004, a write-down of $2,503,000 was recorded to reflect other than temporary impairments in the carrying value of QuestAir.

III-31

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.       INVESTMENTS (cont’d):

In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy Technology Inc. (“Advanced Energy”) that included the Corporation acquiring a 2.5% ownership interest. Advanced Energy is carried at cost.

Chrysalix Energy Limited Partnership (“Chrysalix”) is carried at cost. During 2006, the Corporation made an additional investment of $804,000 (2005 - $133,000) and the Corporation is committed to fund a total of $784,000 from 2007 to 2010.

9.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

	2006	2005
Trade accounts payable	$5,459	$5,083
Other liabilities	3,381	7,928
Compensation payable	10,496	9,020
Taxes payable	203	38
	$19,539	$22,069

10.     LONG-TERM LIABILITIES:

	2006	2005
Deferred revenue	$3,760	$3,760
Employee future benefit plans (note 11)	4,941	4,344
Asset retirement obligation	1,033	937
	$9,734	$9,041

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle the obligation is $3,382,000 as at December 31, 2006. The obligation will be settled at the end of the term of the operating lease, which extends up to 13 years into the future.

11.     EMPLOYEE FUTURE BENEFIT PLANS:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2006.

III-32

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.      EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

	2006		2005
		Other		Other
	Pension	benefit	Pension	benefit
Defined benefit plan obligations	plans	plans	plans	plans
Balance, beginning of year	$8,878	$4,308	$12,888	$2,427
Current service cost	752	306	962	314
Interest cost	487	208	630	207
Plan participant contributions	—	5	—	—
Benefits paid	(82)	(24)	(49)	(3)
Actuarial (gains) losses	(448)	(709)	280	1,363
Foreign exchange rate changes	—	—	(612)	—
Plan amendments	—	—	296	—
Settlements	—	—	(5,517)	—
Balance, end of year	$9,587	$4,094	$8,878	$4,308

	2006		2005
		Other		Other
	Pension	benefit	Pension	benefit
Defined benefit plan assets	plans	plans	plans	plans
Balance, beginning of year	$5,413	$—	$4,857	$—
Actual return on plan assets	629	—	546	—
Employer’s contributions	900	—	1,450	—
Benefits paid	(82)	—	(120)	—
Expenses paid	(13)	—	—	—
Foreign exchange rate changes	—	—	(139)	—
Settlements	—	—	(1,181)	—
Balance, end of year	$6,847	$—	$5,413	$—

The plan assets for the funded pension plans consist of:

	2006	2005
Asset Category:
Equity securities	74%	73%
Debt securities	26%	27%
Total	100%	100%

	2006		2005
		Other		Other
	Pension	benefit	Pension	benefit
Reconciliation of the funded status of the benefit plans	plans	plans	plans	plans
Fair value of plan assets	$6,847	$—	$5,413	$—
Accrued benefit obligation	9,587	4,094	8,878	4,308
Funded status – deficit	(2,740)	(4,094)	(3,465)	(4,308)
Unamortized net actuarial loss	1,015	878	1,768	1,546
Accrued benefit liability	$(1,725)	$(3,216)	$(1,697)	$(2,762)

III-33

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.    EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

The accrued benefit liability as at December 31, 2006, included as part of long-term liabilities, is $1,725,000 (2005 - $1,706,000) for pension plans and $3,216,000 (2005 - $2,638,000) for the other benefit plans. For the year ended December 31, 2006, $915,000 (2005 - $1,660,000) of defined benefit cost was recorded for the pension obligations and $597,000 (2005 - $470,000) was recorded for other benefit plans in the consolidated statement of operations. The elements of the defined benefit costs recognized for the years ended December 31, 2006 and 2005 are:

	2006		2005
		Other		Other
	Pension	benefit	Pension	benefit
	plans	plans	plans	plans
Current service cost	$752	$306	$962	$314
Interest cost	487	208	630	207
Actual return on plan assets	(629)	—	(546)	—
Actuarial (gains) losses	(448)	—	280	—
Elements of employee future benefit costs before adjustments	$162	$514	$1,326	$521
Adjustments to recognize the long-term nature of employee future benefit costs:
Differences between expected and actual return on
plan assets for year	220	—	222	—
Difference between actuarial loss recognized for year and actuarial loss
on accrued benefit obligation for year	448	—	(269)	—
Amortization of transition obligation	—	—	296	—
Amortization of loss	85	50	76	77
Defined benefit costs recognized	$915	$564	$1,651	$598

Total cash payments for employee future benefits for the year ended December 31, 2006, consisting of cash contributed by the Corporation to its funded pension plans was $900,000 (2005 - $1,450,000).

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2006 and 2005 were as follows:

	2006		2005
	Pension	Other	Pension	Other
	plans	benefit plans	plans	benefit plans
Discount rate	5.8%	5.8%	5.5%	5.5%
Rate of compensation increase	3.3%	3.0 – 7.0%	3.4%	3.0 – 7.0%

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2006 and 2005 were as follows:

	2006		2005
	Pension	Other	Pension	Other
	plans	benefit plans	plans	benefit plans
Discount rates	5.5%	5.8%	5.8%	5.5%
Expected long-term rate of return on plan assets	7.0%	n/a	7.0%	n/a
Rate of compensation increase	3.4%	3.0 – 7.0%	3.5%	3.0 – 7.0%

III-34

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.     EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2006 and 2005 were as follows:

	2006	2005
Initial medical health care cost trend rate	11.0%	12.0%
Initial dental health care cost trend rate	7.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2015	2015
Year that the dental rate reaches the rate it is assumed to remain at	2009	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2006 and 2005:

	2006	2005
Effect on total service cost and interest cost components for the year:
- One-percentage point increase	$126	$112
- One-percentage point decrease	$(83)	$(88)
Effect on accumulated post-retirement benefit obligation at year end:
- One-percentage point increase	$751	$863
- One-percentage point decrease	$(595)	$(684)

Subsequent to December 31, 2006, due to the sale of BPSC, changes were made to benefits accruing to employees under both the pension and other benefit plans (note 20).

12.     SHARE CAPITAL:

(a)     Authorized:

         Unlimited number of common shares, voting, without par value.

         Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

III-35

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.     SHARE CAPITAL (cont’d):

(b)     Issued:

	2006		2005		2004
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
Common shares:
Balance, beginning
of year	112,750,113	$1,161,281	118,778,844	$1,231,689	118,187,877	$1,227,079
Issued for cash
(net of issue costs)	1,022,549	5,909	5,461,723	50,668	—	—
Cancelled upon disposition
of assets held for sale
(note 3)	—	—	(12,005,892)	(124,162)	—	—
Options exercised	5,249	34	—	—	204,617	1,234
Share distribution plan
(notes 12(d), (g))	434,664	2,554	515,438	3,086	386,350	3,376
Balance, end of year	114,212,575	1,169,778	112,750,113	1,161,281	118,778,844	1,231,689
Class A share:
Balance, beginning and
end of year	1	—	1	—	1	—
Class B share:
Balance, beginning and
end of year	1	—	1	—	1	—
Total shares, end of year	114,212,577	$1,169,778	112,750,115	$1,161,281	118,778,846	$1,231,689

(c)     Share option plans:

The Corporation currently has options outstanding from four share option plans. All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

(i)     2002 Share Option Plan:

At December 31, 2006, options to purchase 2,316,996 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $4.97 and $24.91 per common share. Options to purchase an additional 1,572,670 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

III-36

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	SHARE CAPITAL (cont’d):

	(ii)	2000 Share Option Plan:

At December 31, 2006, options to purchase 2,165,657 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $12.60 and $164.76 per common share. Options to purchase an additional 1,263,377 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. Options to purchase 303,700 common shares vest and may be exercised in the third year after granting. Options to purchase 95,000 common shares vest and may be exercised in the fourth year after granting. Of the remaining options, one-third vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

	(iii)	1997 Share Option Plan:

At December 31, 2006, options to purchase 1,326,084 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $6.50 and $164.76 per common share. There are no remaining options that may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

	(iv)	1995 Share Option Plan:

At December 31, 2006, options to purchase 32,121 common shares were outstanding and exercisable at a price of $10.14 per common share. There are no remaining options that may be granted in future years under this plan. All options have a term of ten years from the date of grant. One-third of the options vest and may be exercised at the beginning of each of the first, second and third years after granting.

Share options:
	Options for	Weighted average
	common shares	exercise price
Balance, December 31, 2003	7,284,790	$42.01
Options granted	532,152	11.21
Options exercised	(204,617)	6.18
Options cancelled	(1,073,958)	45.22
Balance, December 31, 2004	6,538,367	42.97
Options granted	779,250	6.48
Options cancelled	(2,359,841)	40.78
Balance, December 31, 2005	4,957,776	39.83
Options granted	1,318,500	6.08
Options exercised	(5,249)	6.40
Options cancelled	(430,169)	27.35
Balance, December 31, 2006	5,840,858	$33.17

III-37

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.     SHARE CAPITAL (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted average
		remaining
Range of	Number	contractual life	Weighted average	Number	Weighted average
exercise price	outstanding	(years)	exercise price	exercisable	exercise price
$4.97 – $ 10.14	2,051,930	8.6	$6.47	346,596	$7.91
$10.41 – $ 15.70	843,178	6.6	12.33	737,604	12.44
$24.91 – $ 32.61	1,202,550	4.7	25.72	1,202,550	25.72
$33.90 – $ 45.70	675,025	3.8	36.82	675,025	36.82
$56.64 – $ 75.95	570,375	4.2	61.33	570,375	61.33
$99.12 – $164.76	497,800	3.3	159.33	497,800	159.33
	5,840,858	6.1	$33.17	4,029,950	$45.16

As outlined in note 1(s), the Corporation uses the fair-value based method for recording employee and director share option grants. During 2006, compensation expense of $3,278,000 (2005 - $3,253,000; 2004 - $3,296,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $3.86 (2005 - $3.95; 2004 - $6.72) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the year ended December 31, 2006. For years ended December 31, 2005 and 2004, if computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	2005	2004
Net loss	$86,983	$175,407
Compensation charge related to options granted	6,195	16,515
Pro-forma net loss	$93,178	$191,922
Pro-forma basic loss per share	$0.78	$1.62

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2006	2005	2004
Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	59%	60%	63%
Risk-free interest rate	4%	4%	4%

III-38

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	SHARE CAPITAL (cont’d):

	(d)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2006, there were 3,637,450 shares available to be issued under these plans.

Compensation expense of $5,001,000 was charged against income during the year ended December 31, 2006 (2005 - $3,036,000; 2004 - $1,389,000) for shares distributed and to be distributed under the plans.

	(e)	Option exchange plan:

The BGS share exchange plan was amended to an option exchange plan during 2003. Before the amendment, under the plan, holders of BGS options automatically exchanged shares of BGS acquired on the exercise of BGS options for a specified number of common shares of the Corporation. The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation. As at December 31, 2006, options to purchase 53,492 common shares of the Corporation were outstanding. All options have a term of ten years from the date of grant.

	(f)	Class A and Class B shares:

(i) Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by DaimlerChrysler.

(ii) Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Ford.

	(g)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2006, 184,825 DSUs were issued and outstanding, and $387,000 (2005 - $381,000; 2004 - $406,000) of compensation expense was recorded.

	(h)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees. The RSUs vest after a specified number of years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2006, 620,363 RSUs were issued and outstanding and $1,233,000 (2005 $505,000; 2004 - nil) of compensation expense was recorded.

III-39

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.     COMMITMENTS, GUARANTEES AND CONTINGENCIES:

At December 31, 2006, the Corporation is committed to payments under operating leases as follows:

2007	$2,356
2008	2,221
2009	2,054
2010	1,627
2011	1,613
Thereafter	13,479
Total minimum lease payments	$23,350

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $9,184,000 (CDN$10,702,000). Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $32,892,000 (CDN$38,329,000) in exchange for a contribution of $25,195,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power generator. Ballard has agreed to pay TPC royalties on fuel cell-based stationary power product revenues from January 1, 2001 onwards.

During 2006, the Corporation made payments of $2,217,000 (CDN$ 2,530,000) (2005 – nil; 2004 - $1,802,000 (CDN$ 2,320,000)) to TPC, representing royalty payments and 32% of the proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas PEM fuel cell stationary power generator demonstration. These amounts reduce the total recoverable amount to TPC described above.

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(2,320)
Maximum recoverable amount, December 31, 2004		46,711
2005 payments		—
Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)
Maximum recoverable amount, December 31, 2006	CDN$	44,181
Maximum recoverable amount, December 31, 2006	US$	37,914

The Corporation has issued a letter of credit in the amount of $1,195,000 (2005 - $1,194,000) related to a lease agreement for premises.

At December 31, 2006, the Corporation has outstanding commitments aggregating up to a maximum of $805,000 (2005 - $664,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments in EBARA BALLARD and Chrysalix (note 8).

III-40

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.     INCOME TAXES:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2006	2005	2004
Loss before income taxes	$(182,554)	$(86,778)	$(174,985)
Expected tax recovery at 34.1% (2005–34.9%; 2004–35.6%)	$(62,287)	$(30,259)	$(62,295)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital loss	2,201	30,124	—
Non-deductible expenses	866	953	1,009
Investment tax credits earned	(10,286)	(13,847)	(16,174)
Financing costs of other years	(97)	(99)	(1,765)
Foreign tax rate differences	(692)	(701)	(1,513)
Gain (loss) on assets held for sale	38,205	(6,383)	8,206
Losses and other deductions for which no benefit has been recorded	32,090	20,212	72,532
Income tax expense	—	—	—
Large corporations tax	(1,417)	205	422
Income taxes	$(1,417)	$205	$422

The Corporation has available to carry forward the following as at December 31:

	2006	2005
Canadian scientific research expenditures	$503,431	$470,934
Canadian losses from operations	$81,818	$83,100
Canadian capital losses	$204,753	$192,560
Canadian investment tax credits	$141,053	$131,954
German losses from operations for corporate tax purposes	$592	$704
U.S. federal losses from operations	$112,504	$104,132
U.S. capital losses	$90,524	$90,524

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2026. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2008 to 2026.

Subsequent to December 31, 2006, all tax losses associated with BPSC will be included in the sale transaction (note 20).

III-41

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.    INCOME TAXES (cont’d):

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2008	$837
2009	7,466
2010	16,800
2011	26,783
2012	26,280
2013	26,852
2014	14,439
2015	12,010
2016	3,424
2026	6,162
$141,053

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2006	2005
Future income tax assets:
Scientific research expenditures	$156,063	$160,683
Investment in associated companies	1,324	3,803
Accrued warranty liabilities	1,834	5,966
Share issuance costs	2	99
Losses from operations carried forward	66,515	66,706
Capital losses	67,946	69,060
Investment tax credits	115,784	100,131
Non-deductible accounting allowances	366	341
Property, plant and equipment and intangible assets	26,415	21,928
Total future income tax assets	436,249	428,717
Less valuation allowance:
- Canada	(351,892)	(353,662)
- U.S.	(84,201)	(74,869)
- Germany	(156)	(186)
Net future income taxes	$—	$—

15.    RELATED PARTY TRANSACTIONS:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2006	2005
Balances with related parties
Accounts receivable	$11,452	$10,982
Accounts payable	$367	$1,198

III-42

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.    RELATED PARTY TRANSACTIONS (cont’d):

	2006	2005	2004
Transactions during the year with related parties
Revenues from products, engineering services
and engineering development	$41,363	$32,890	$46,898
Purchases	$899	$792	$1,759
Contract research and development expenditures	$—	$268	$768

In 2005, the Corporation completed the sale of its interest in BPSAG to DaimlerChrysler and Ford (note 3) and in addition to transactions in the normal course of business, granted a license to EBARA BALLARD (note 8).

In 2004, the Corporation acquired intellectual property from DaimlerChrysler for cash consideration of $388,000 and accrued costs of $1,116,000.

16.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2006	2005	2004
Income taxes paid	$—	$145	$289
Non-cash financing and investing activities:
Compensatory shares	$2,220	$2,510	$3,526
Accrued disposition costs (note 3)	$—	$2,341	$—
Shares cancelled from disposition of assets held for sale (note 3)	$—	$73,800	$—
Shares cancelled upon release of Ford from certain future obligations (note 3)	$—	$12,500	$—
Acquired intellectual property accrued in other liabilities (note 15)	$—	$—	$1,116

17.    SEGMENTED FINANCIAL INFORMATION:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. The Corporation designs, develops, manufactures and sells PEM fuel cell products for the Power Generation and Automotive market segments. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

III-43

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.    SEGMENTED FINANCIAL INFORMATION (cont’d):

	2006	2005	2004
Total revenues
Power Generation	$13,286	$7,037	$3,552
Automotive	25,080	23,512	56,512
Material Products	11,457	11,699	12,976
	$49,823	$42,248	$73,040
Segment income (loss) for the year(1)
Power Generation	$1,911	$(752)	$(9,046)
Automotive	(241)	(9,581)	(12,546)
Material Products	(257)	(1,254)	(177)
Total	1,413	(11,587)	(21,769)
Corporate amounts
Research and product development	(25,070)	(37,004)	(37,968)
General and administrative	(13,262)	(15,461)	(14,161)
Marketing and business development	(7,226)	(6,241)	(6,552)
Depreciation and amortization	(16,391)	(18,033)	(23,777)
Investment and other income	9,932	11,223	3,141
Loss on disposal and write-down of long-lived assets	(778)	(238)	(4,252)
Gain (loss) on sale of assets	—	18,294	(23,051)
Equity in loss of associated companies	(7,029)	(3,738)	(2,175)
Loss from continuing operations before income tax	$(58,411)	$(62,785)	$(130,564)
____________________

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the year.

As at December 31, 2006 and 2005, goodwill was allocated $46,291,000 to the Power Generation segment, $3,805,000 to the Automotive segment and $1,815,000 to the Material Products segment.

In 2006, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $9,701,000. Revenues for the Automotive segment included sales to one customer of $15,839,000. Revenues for the Material Products segment included sales to one customer of $6,840,000.

In 2005, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $5,113,000. Revenues for the Automotive segment included sales to each of two customers of $11,857,000 and $6,177,000. Revenues for the Material Products segment included sales to one customer of $8,380,000.

In 2004, revenues from the Automotive segment included sales to one customer that exceeded 10% of total revenue in the amount of $33,968,000. Revenues for the Material Products segment included sales to one customer of $8,999,000.

III-44

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.    SEGMENTED FINANCIAL INFORMATION (cont’d):

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2006		2005		2004
		Property, plant		Property, plant		Property, plant
		and equipment		and equipment		and equipment
	Revenues	and goodwill	Revenues	and goodwill	Revenues	and goodwill(1)
Canada	$1,305	$38,997	$328	$88,495	$205	$92,518
U.S.	17,041	60,471	24,652	10,689	25,890	11,410
Japan	10,344	—	6,807	—	10,414	—
Germany	19,567	137	9,297	168	28,279	52,399
Other countries	1,566	—	1,164	—	8,252	—
	$49,823	$99,605	$42,248	$99,352	$73,040	$156,327

____________________

(1)     Excludes assets associated with announced disposition of BPSC which has been presented as discontinued operations. Revenues are attributed to countries based on customer location.

Revenues are attributed to countries based on customer location.

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)	Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property is not recorded by BPSAG.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG decreased and goodwill increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets was decreased. In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this difference under U.S. GAAP.

(b)	Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount. In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this U.S. GAAP difference as it is related to the in-process research and development of BPSAG.

III-45

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont'd):

(c)	Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(d)	Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(e)	Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(f)	Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. The option exchange plan (note 12 (e)) was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(g)	Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(h)	Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

(i)	Under Canadian GAAP, the funded status of the Corporation’s defined benefit plans is recognized either through a pension liability or asset or as an unrecognized transition asset or obligation which is to be recognized over a specified period in accordance with an amortization schedule.

III-46

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont'd):

Under U.S. GAAP, effective for the Corporation’s December 31, 2006 year end financial statements, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158) requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

(j)	Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current. Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

(k)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows.

III-47

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont'd):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

	2006			2005
	Canadian		U.S.	Canadian		U.S.
Consolidated balance sheets	GAAP	Difference	GAAP	GAAP	Difference	GAAP
Current assets:
Cash and cash equivalents	$61,399	$—	$61,399	$148,919	$—	$148,919
Short-term investments	125,673	—	125,673	84,114	—	84,114
Accounts receivable	14,911	—	14,911	13,281	—	13,281
Inventories	14,936	—	14,936	12,891	—	12,891
Prepaid expenses	1,284	—	1,284	1,184	—	1,184
Current assets held for sale (j)	2,950	3,586	6,536	2,566	117,785	120,351
	221,153	3,586	224,739	262,955	117,785	380,740
Property, plant and equipment	47,694	—	47,694	47,441	—	47,441
Intangible assets	23,701	—	23,701	34,445	—	34,445
Goodwill (f)	51,911	490	52,401	51,911	490	52,401
Investments (h)	1,961	(472)	1,489	8,852	(397)	8,455
Long-term assets held
for sale (b)(j)	3,586	(3,586)	—	119,160	(119,160)	—
Other long-term assets	32	—	32	110	—	110
	$350,038	$18	$350,056	$524,874	$(1,282)	$523,592
Current liabilities:
Accounts payable and accrued
liabilities	$19,539	$—	$19,539	$22,069	$—	$22,069
Deferred revenue	1,814	—	1,814	703	—	703
Accrued warranty liabilities	10,069	—	10,069	15,915	—	15,915
Current liabilities held
for sale (j)	2,582	1,207	3,789	3,230	1,101	4,331
	34,004	1,207	35,211	41,917	1,101	43,018
Long-term liabilities (d) (i)	9,734	39,563	49,297	9,041	36,304	45,345
Long-term liabilities held
for sale (j)	1,207	(1,207)	—	1,101	(1,101)	—
	44,945	39,563	84,508	52,059	36,304	88,363
Shareholders’ equity:
Share capital (c)	1,169,778	119,583	1,289,361	1,161,281	119,583	1,280,864
Additional paid-in capital (c)(e)	66,935	86,929	153,864	62,017	86,929	148,946
Accumulated deficit	(931,384)	(168,602)	(1,099,986)	(750,247)	(168,459)	(918,706)
Accumulated other comprehensive
income (c)(i)	(236)	(77,455)	(77,691)	(236)	(75,639)	(75,875)
Shareholders’ equity	305,093	(39,545)	265,548	472,815	(37,586)	435,229
	$350,038	$18	$350,056	$524,874	$(1,282)	$523,592

III-48

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont'd):

Consolidated statements of operations	2006	2005	2004
Loss under Canadian GAAP	$(181,137)	$(86,983)	$(175,407)
Research and development (d)	(1,424)	469	3,033
Amortization of intangible assets (a)(b)	1,375	1,500	6,010
Gain on sale of assets (a)(b)(c)	—	20,709	—
Foreign exchange loss (d)	(19)	(1,154)	(2,663)
Equity in loss in associated companies (h)	(75)	(139)	(130)
Net loss under U.S. GAAP	(181,280)	(65,598)	(169,157)
Other comprehensive income:
Change in unrealized holding gains arising during the year (g)	—	(120)	(204)
Adjustment to apply FAS 158 (i)	(1,816)	—	—
Cumulative translation adjustment (c)	—	(3,145)	—
Comprehensive loss in accordance with U.S. GAAP	$(183,096)	$(68,863)	$(169,361)
Basic and diluted loss per share, U.S. GAAP	$(1.60)	$(0.55)	$(1.43)

Consolidated statements of cash flows	2006	2005	2004
Cash used for operating activities under
Canadian GAAP and U.S. GAAP (k)	$(42,670)	$(76,729)	$(78,257)
Cash used in investing activities under
Canadian GAAP and U.S. GAAP	$(50,793)	$(14,820)	$(12,324)
Cash provided by financing activities under
Canadian GAAP and U.S. GAAP	$5,943	$51,720	$1,230

III-49

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont’d):

				Accumulated
		Additional		other	Total
Consolidated statements		paid-in	Accumulated	comprehensive	shareholders’
of shareholders’ equity	Share capital	capital	deficit	income	equity
Balance, December 31, 2003	$1,346,662	$89,646	$(683,951)	$(72,406)	$679,951
Net Loss	—	—	(169,157)	—	(169,157)
Change in unrealized holding gains
arising during the year	—	—	—	(204)	(204)
Options exercised	1,234	—	—	—	1,234
Share distribution plan	3,376	4,185	—	—	7,561
Balance, December 31, 2004	1,351,272	93,831	(853,108)	(72,610)	519,385
Net Loss	—	—	(65,598)	—	(65,598)
Change in unrealized holding gains arising
during the year	—	—	—	(120)	(120)
Cumulative translation adjustment	—	—	—	(3,145)	(3,145)
Issuance of common shares for cash (net of
issue costs)	50,668	—	—	—	50,668
Cancellation of common shares upon
disposition of assets held for sale	(124,162)	50,362	—	—	(73,800)
Share distribution plan	3,086	3,701	—	—	6,787
Other	—	1,052	—	—	1,052
Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229
Net Loss	—	—	(181,280)	—	(181,280)
Adjustment to apply FAS 158	—	—	—	(1,816)	(1,816)
Issuance of common shares for cash (net of
issue costs)	5,909	—	—	—	5,909
Options exercised	34	—	—	—	34
Share distribution plan	2,554	4,918	—	—	7,472
Balance, December 31, 2006	$1,289,361	$153,864	$(1,099,986)	$(77,691)	$265,548

19.	FINANCIAL INSTRUMENTS:

At December 31, 2006 and 2005, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Short-term investments have a fair value of $125,673,000 as at December 31, 2006 (2005 - $84,114,000). The fair value of investments accounted on the cost basis is not practical to determine because not all of the investments are publicly traded.

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. At December 31, 2006, the Corporation had no forward foreign exchange contracts outstanding.

The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures.

III-50

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	SUBSEQUENT EVENT:

On February 15, 2007, the Corporation completed the sale of its electric drive business, BPSC (note 2). At closing, the Corporation received proceeds of approximately $4 million, subject to final purchase price adjustments, in exchange for substantially all of BPSC’s operations and assets and liabilities except employee future benefit plans which will be retained by the Corporation. Upon closing, employees of BPSC will no longer accrue future service costs associated with the pension plan and will no longer be eligible for post-retirement health benefits. As a result of these changes to the employee future benefits, the Corporation will record a curtailment gain of approximately $3 million in the first quarter of 2007 and also a corresponding reduction in long-term liabilities. The estimated final net loss on the disposition is $108 million. Included as part of the disposition will be approximately $81 million of US tax losses. Subsequent to closing, the Corporation will cease consolidating the results of BPSC.

III-51

Corporate Information

Corporate Offices	Executive Management	Board of Directors

Ballard Power Systems Inc.	John Sheridan	Ian Bourne
Corporate Headquarters	President & Chief Executive Officer	Chair of the Board of Directors
9000 Glenlyon Parkway		Ballard Power Systems Inc.
Burnaby, BC Canada V5J 5J8	Lee Craft	British Columbia Canada
T: 604.454.0900	Vice President, Operations
F: 604.412.4700		Ed Kilroy
	Chris Guzy	Chief Executive Officer
Ballard Material Products Inc.	Vice President & Chief Technology	Symcor Inc.
Two Industrial Avenue	Officer	Ontario Canada
Lowell, MA USA 01851-5191
	Noordin Nanji	Dr. C.S. Park
Ballard GmbH	Vice President & Chief Customer	Corporate Director
Neue Strasse 95	Officer	California USA
7320 Kirchheim/Tech Nabern
Germany	Dave Smith	David Prystash
	Vice President & Chief Financial	Controller, Global Product
Transfer Agent	Officer	Development
Ford Motor Company
	Peter Stickler	Michigan USA
Computershare Trust Company	Vice President, Human Resources
of Canada		Dr. Gerhard Schmidt
Shareholder Services Department	Independent Auditors	Vice President, Research and
510 Burrard Street		Advanced Engineering
Vancouver, BC Canada V6C 3B9	KPMG LLP	Ford Motor Company
T: 1.800.564.6253	Vancouver, BC Canada	Michigan USA
F: 1.866.249.7775
	Legal Counsel	Dr.-Ing Hans Joachim Schöpf
Stock Listing		Automotive Consultant
	Canada:	Stuttgart, Germany
Ballard’s common shares are listed	Stikeman Elliott, LLP
on the Toronto Stock Exchange	Vancouver, BC Canada	John Sheridan
under the trading symbol BLD and		President & Chief Executive Officer
on the NASDAQ National Market	United States:	Ballard Power Systems Inc.
under the trading symbol BLDP.	Cravath, Swaine & Moore, LLP	British Columbia Canada
New York, NY USA
Investor Relations		Dr. Gerri Sinclair
	Dykema Gossett PLLC	Executive Director of the World
To obtain additional information	Bloomfield Hills, MI USA	Center for Digital Media
please contact:		British Columbia Canada
Intellectual Property
Ballard Power Systems		David J. Smith
Investor Relations	Seed Intellectual	Member, British Columbia Securities
9000 Glenlyon Parkway	Property Law Group, LLC	Commission
Burnaby, BC Canada V5J 5J8	Seattle, WA USA	British Columbia Canada
T: 604.412.3195
F: 604.412.3100		David Sutcliffe
E: investors@ballard.com		Corporate Director
W: www.ballard.com		British Columbia Canada

Mark Suwyn
Chair & Chief Executive Officer
NewPage Corporation
Ohio USA

Dr.-Ing Thomas Weber
Member of the Board of Management
DaimlerChrysler AG
Stuttgart, Germany

Douglas Whitehead
President & Chief Executive Officer
Finning International Inc
British Columbia Canada

Visit us at www.ballard.com